KT Corporation and Subsidiaries Condensed Consolidated Interim Financial Statements June 30, 2026 and 2025 (Unaudited), and December 31, 2025 ATTACHMENT : INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation and Subsidiaries Index June 30, 2026 and 2025, and December 31, 2025 Page(s) Report on Review of Condensed Consolidated Interim Financial Statements ... 1 – 2 Condensed Consolidated Interim Financial Statements Condensed Consolidated Interim Statements of Financial Position…………………… 3 – 4 Condensed Consolidated Interim Statements of Profit or Loss………………………… 5 Condensed Consolidated Interim Statements of Comprehensive Income …………… 6 Condensed Consolidated Interim Statements of Changes in Equity ……………… 7 – 8 Condensed Consolidated Interim Statements of Cash Flows ………………………. 9 – 10 Notes to the Condensed Consolidated Interim Financial Statements ………………… 11 – 70

Report on Review of Condensed Consolidated Interim Financial Statements (English Translation of a Report Originally Issued in Korean) To the Shareholders and Board of Directors of KT Corporation Reviewed Financial Statements We have reviewed the accompanying condensed consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These condensed consolidated interim financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2026, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2026, and the related consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2026, and material accounting policy information and other selected explanatory notes, expressed in Korean won. Management's Responsibility for the Financial Statements Management is responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor's Responsibility Our responsibility is to express a conclusion on these condensed consolidated interim financial statements based on our review. We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

2 Other Matters The consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2025, and the consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2025, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated August 14, 2025. Based on their review, nothing has come to their attention that causes them to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting. The consolidated statement of financial position as at December 31, 2025, and the consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements on March 13, 2026. The consolidated statement of financial position as at December 31, 2025, presented herein for comparative purposes, is consistent, in all material respects, with the above audited consolidated statement of financial position as at December 31, 2025. Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. August 14, 2026 Seoul, Korea This report is effective as of August 14, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Financial Position As at June 30, 2026 and December 31, 2025 (in millions of Korean won) Notes Assets Current assets Cash and cash equivalents 4,30 ₩ 3,049,813 ₩ 3,506,971 Trade and other receivables, net 4,5,30 6,353,804 5,845,149 Other financial assets 4,6,30 2,170,061 1,626,982 Current tax assets 1,653 9,875 Inventories, net 7 625,658 416,135 Current assets held-for-sale 9 2,426 4,316 Other current assets 8 2,618,187 2,568,108 Total current assets 14,821,602 13,977,536 Non-current assets Trade and other receivables, net 4,5,30 2,168,045 2,069,139 Other financial assets 4,6,30 4,227,939 3,362,916 Property and equipment, net 10 13,695,926 14,258,472 Right-of-use assets 17 1,446,287 1,538,117 Investment properties, net 10 2,999,847 2,872,049 Intangible assets, net 10 1,873,981 1,556,621 Investments in associates and joint ventures 11 1,625,339 1,563,946 Deferred tax assets 669,006 660,107 Net defined benefit assets 15 49,441 71,840 Other non-current assets 8 1,107,635 1,017,830 Total non-current assets 29,863,446 28,971,037 Total assets ₩ 44,685,048 ₩ 42,948,573 June 30, 2026 December 31, 2025 3

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Financial Position As at June 30, 2026 and December 31, 2025 (in millions of Korean won) Notes Liabilities Current liabilities Trade and other payables 4,12,30 ₩ 6,781,293 ₩ 6,868,707 Borrowings 4,13,30 4,179,481 2,499,539 Other financial liabilities 4,6,30 442,817 526,093 Current tax liabilities 286,450 237,613 Provisions 14,16 274,947 312,811 Deferred income 20 64,525 62,175 Other current liabilities 4,8,17 1,132,950 1,185,826 Total current liabilities 13,162,463 11,692,764 Non-current liabilities Trade and other payables 4,12,30 613,499 328,269 Borrowings 4,13,30 7,091,342 8,286,033 Other financial liabilities 4,6,30 585,479 592,599 Net defined benefit liabilities 15 153,783 85,631 Provisions 14 102,225 105,074 Deferred income 20 134,142 140,615 Deferred tax liabilities 1,375,203 1,151,424 Other non-current liabilities 4,8,17 1,035,627 1,108,141 Total non-current liabilities 11,091,300 11,797,786 Total liabilities 24,253,763 23,490,550 Equity attribute to owners of the Controlling Company Share capital 1,564,499 1,564,499 Share premium 1,440,258 1,440,258 Retained earnings 18 15,469,964 14,964,332 Accumulated other comprehensive income 1,139,151 563,279 Other components of equity 19 (1,029,461) (876,715) 18,584,411 17,655,653 Non-controlling interest 1,846,874 1,802,370 Total equity 20,431,285 19,458,023 Total liabilities and equity ₩ 44,685,048 ₩ 42,948,573 The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes. June 30, 2026 December 31, 2025 4

## KT Corporation and Subsidiaries
**Condensed Consolidated Interim Statements of Profit or Loss**
**For the three-month and six-month periods ended June 30, 2026 and 2025**

| *(in millions of Korean won, except per share amounts)* | Notes | Three-Month and Six-Month Periods Ended June 30 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | 2026 | | | | 2025 | | | |
| | | Three-month | | Six-month | | Three-month | | Six-month | |
| **Operating revenue** | 20,28 | ₩ | 6,679,866 | ₩ | 13,458,314 | ₩ | 7,427,337 | ₩ | 14,272,454 |
| **Operating expenses** | 21 | | 6,031,551 | | 12,327,298 | | 6,412,519 | | 12,568,865 |
| **Operating profit** | 28 | | 648,315 | | 1,131,016 | | 1,014,818 | | 1,703,589 |
| Other income | 22 | | 74,926 | | 171,290 | | 9,284 | | 74,646 |
| Other expenses | 22 | | 106,355 | | 164,055 | | 36,101 | | 73,911 |
| Finance income | 23 | | 175,472 | | 440,791 | | 348,136 | | 476,230 |
| Finance costs | 23 | | 174,531 | | 455,569 | | 376,947 | | 501,306 |
| Share of net profits of associates and joint ventures | 11 | | 28,259 | | 35,150 | | 15,739 | | 7,511 |
| **Profit before Income Tax** | | | 646,086 | | 1,158,623 | | 974,929 | | 1,686,759 |
| Income tax expense | 24 | | 165,550 | | 289,766 | | 241,647 | | 386,678 |
| **Profit for the period** | | ₩ | 480,536 | ₩ | 868,857 | ₩ | 733,282 | ₩ | 1,300,081 |
| **Profit for the Year Attributable to:** | | | | | | | | | |
| Owners of the Parent Company | | ₩ | 440,083 | ₩ | 792,330 | ₩ | 687,941 | ₩ | 1,227,780 |
| Non-controlling interests | | | 40,453 | | 76,527 | | 45,341 | | 72,301 |
| **Earnings per share attributable to the equity holders of the Parent Company during the period (in Korean won):** | | | | | | | | | |
| Basic earnings per share | 25 | ₩ | 1,830 | ₩ | 3,290 | ₩ | 2,820 | ₩ | 5,014 |
| Diluted earnings per share | 25 | | 1,829 | | 3,287 | | 2,819 | | 5,010 |

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

## KT Corporation and Subsidiaries
### Condensed Consolidated Interim Statements of Comprehensive Income
### For the three-month and six-month periods ended June 30, 2026 and 2025

| *(in millions of Korean won)* | Notes | Three-Month and Six-Month Periods Ended June 30 | | | |
|---|---|---|---|---|---|
| | | 2026 | | 2025 | |
| | | Three-month | Six-month | Three-month | Six-month |
| **Profit for the period** | | ₩ 480,536 | ₩ 868,857 | ₩ 733,282 | ₩ 1,300,081 |
| **Other comprehensive income (loss)** | | | | | |
| **Items that will not be reclassified to profit or loss:** | | | | | |
| Remeasurements of the net defined benefit liabilities | 15 | 2,185 | (258) | 4,780 | 918 |
| Share of remeasurement of the net defined benefit liabilities of associates and joint ventures | | (70) | (93) | 112 | 256 |
| Valuation gains on equity instruments at fair value through other comprehensive income | 6 | 257,893 | 579,690 | 153,099 | 146,427 |
| **Items that are or may be subsequently reclassified to profit or loss:** | | | | | |
| Loss on valuation of debt instruments at fair value through other comprehensive income | | (42) | (164) | - | - |
| Valuation gains (losses) on cash flow hedges | 6 | 38,432 | 166,576 | (184,101) | (170,278) |
| Other comprehensive income (loss) from cash flow hedges reclassified to profit or loss | | (41,419) | (160,354) | 185,928 | 186,968 |
| Share of other comprehensive income (loss) of associates and joint ventures | | (4,253) | (13,940) | 4,857 | 5,638 |
| Exchange differences on translation of foreign operations | | 3,120 | (905) | (38,414) | (36,682) |
| **Other comprehensive income for the period, net of tax** | | 255,846 | 570,552 | 126,261 | 133,247 |
| **Total comprehensive income for the period** | | ₩ 736,382 | ₩ 1,439,409 | ₩ 859,543 | ₩ 1,433,328 |
| **Total comprehensive income for the period attributable to:** | | | | | |
| Owners of the Parent Company | | ₩ 696,371 | ₩ 1,370,116 | ₩ 826,274 | ₩ 1,382,296 |
| Non-controlling interests | | 40,011 | 69,293 | 33,269 | 51,032 |

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

## KT Corporation and Subsidiaries
### Condensed Consolidated Interim Statements of Changes in Equity
### For the six-month periods ended June 30, 2026 and 2025

*(in millions of Korean won)*

| | Notes | Attributable to owners of the Controlling Company: Share capital | Share premium | Retained earnings | Accumulated other comprehensive income | Other components of equity | Total | Non-controlling interest | Total equity |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at January 1, 2025** | | ₩ 1,564,499 | ₩ 1,440,258 | ₩ 13,779,776 | ₩ 63,729 | ₩ (637,560) | ₩ 16,210,702 | ₩ 1,785,847 | ₩ 17,996,549 |
| **Comprehensive income** | | | | | | | | | |
| Profit for the period | | - | - | 1,227,780 | - | - | 1,227,780 | 72,301 | 1,300,081 |
| Remeasurements of net defined benefit liabilities | 15 | - | - | 857 | - | - | 857 | 61 | 918 |
| Share of remeasurement of the net defined benefit liabilities of associates and joint ventures | | - | - | 261 | - | - | 261 | (5) | 256 |
| Share of other comprehensive income of associates and joint ventures | | - | - | - | 5,630 | - | 5,630 | 8 | 5,638 |
| Valuation gains (losses) on cash flow hedges | 6 | - | - | - | 16,709 | - | 16,709 | (19) | 16,690 |
| Valuation gains (losses) on financial instruments at fair value through other comprehensive income | 6 | - | - | 1,089 | 145,946 | - | 147,035 | (608) | 146,427 |
| Exchange differences on translation of foreign operations | | - | - | - | (15,976) | - | (15,976) | (20,706) | (36,682) |
| **Total comprehensive income for the period** | | - | - | 1,229,987 | 152,309 | - | 1,382,296 | 51,032 | 1,433,328 |
| **Transactions with owners** | | | | | | | | | |
| Dividends paid by the Parent Company | | - | - | (122,836) | - | - | (122,836) | - | (122,836) |
| Interim dividends paid by the Parent Company | | - | - | (146,984) | - | - | (146,984) | - | (146,984) |
| Dividends paid to non-controlling interest of subsidiaries | | - | - | - | - | - | - | (18,572) | (18,572) |
| Change in consolidation scope | | - | - | - | - | - | - | (60,177) | (60,177) |
| Change in ownership interests in subsidiaries | | - | - | - | - | 804 | 804 | (7,242) | (6,438) |
| Appropriation of retained earnings related to loss on disposal of treasury stock | | - | - | (57) | - | 57 | - | - | - |
| Acquisition of treasury stock | | - | - | - | - | (199,374) | (199,374) | - | (199,374) |
| Disposal of treasury stock | | - | - | - | - | 4,075 | 4,075 | - | 4,075 |
| Others | | - | - | - | - | (4,847) | (4,847) | 2,394 | (2,453) |
| **Subtotal** | | - | - | (269,877) | - | (199,285) | (469,162) | (83,597) | (552,759) |
| **Balance at June 30, 2025** | | ₩ 1,564,499 | ₩ 1,440,258 | ₩ 14,739,886 | ₩ 216,038 | ₩ (836,845) | ₩ 17,123,836 | ₩ 1,753,282 | ₩ 18,877,118 |

7

# KT Corporation and Subsidiaries
## Condensed Consolidated Interim Statements of Changes in Equity
## For the six-month periods ended June 30, 2026 and 2025

*(in millions of Korean won)*

| | | Attributable to owners of the Controlling Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Notes | Share capital | Share premium | Retained earnings | Accumulated other comprehensive income | Other components of equity | Total | Non-controlling interest | Total equity |
| **Balance at January 1, 2026** | | ₩ 1,564,499 | ₩ 1,440,258 | ₩ 14,964,332 | ₩ 563,279 | ₩ (876,715) | ₩ 17,655,653 | ₩ 1,802,370 | ₩ 19,458,023 |
| **Comprehensive income** | | | | | | | | | |
| Profit for the year | | - | - | 792,330 | - | - | 792,330 | 76,527 | 868,857 |
| Remeasurements of net defined benefit liabilities | 15 | - | - | (2,082) | - | - | (2,082) | 1,824 | (258) |
| Share of remeasurement of the net defined benefit liabilities of associates and joint ventures | | - | - | (97) | - | - | (97) | 4 | (93) |
| Share of other comprehensive income of associates and joint ventures | | - | - | - | (10,988) | - | (10,988) | (2,952) | (13,940) |
| Valuation gains on cash flow hedges | 6 | - | - | - | 5,944 | - | 5,944 | 278 | 6,222 |
| Valuation gains (losses) on financial instruments at fair value through other comprehensive income | 6 | - | - | 4,093 | 578,649 | - | 582,742 | (3,216) | 579,526 |
| Exchange differences on translation of foreign operations | | - | - | - | 2,267 | - | 2,267 | (3,172) | (905) |
| **Total comprehensive income for the period** | | - | - | 794,244 | 575,872 | - | 1,370,116 | 69,293 | 1,439,409 |
| **Transactions with owners** | | | | | | | | | |
| Dividends paid by the Parent Company | | - | - | (144,658) | - | - | (144,658) | - | (144,658) |
| Interim dividends paid by the Parent Company | | - | - | (143,863) | - | - | (143,863) | - | (143,863) |
| Dividends paid to non-controlling interest of subsidiaries | | - | - | - | - | - | - | (26,223) | (26,223) |
| Change in ownership interests in subsidiaries | | - | - | - | - | (1,305) | (1,305) | (312) | (1,617) |
| Appropriation of retained earnings related to | | - | - | (91) | - | 91 | - | - | - |
| Acquisition of treasury stock | | - | - | - | - | (153,560) | (153,560) | - | (153,560) |
| Disposal of treasury stock | | - | - | - | - | 4,716 | 4,716 | - | 4,716 |
| Others | | - | - | - | - | (2,688) | (2,688) | 1,746 | (942) |
| **Subtotal** | | - | - | (288,612) | - | (152,746) | (441,358) | (24,789) | (466,147) |
| **Balance at June 30, 2026** | | ₩ 1,564,499 | ₩ 1,440,258 | ₩ 15,469,964 | ₩ 1,139,151 | ₩ (1,029,461) | ₩ 18,584,411 | ₩ 1,846,874 | ₩ 20,431,285 |

The above consolidated Interim statements of changes in equity should be read in conjunction with the accompanying notes.

8

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Cash Flows For the six-month periods ended June 30, 2026 and 2025 (in millions of Korean won) Notes Cash flows from (used in) operating activities Cash generated from operations 26 ₩ 2,325,675 ₩ 2,793,143 Interest paid (222,585) (204,874) Interest received 177,178 176,611 Dividends received 62,564 41,793 Income tax paid (171,208) (120,385) Cash flows from operating activities 2,171,624 2,686,288 Cash flows from (used in) investing activities Collection of loans 18,866 17,418 Disposals of financial assets at fair value through profit or loss 49,725 50,505 Disposal of financial assets at amortized cost 1,013,328 428,377 13,605 2,297 1,860 - 5,011 13,205 Disposals of property, equipment and investment properties 23,301 30,534 Disposals of intangible assets 312 3,128 Disposals of right-of-use assets 324 423 Disposals of derivatives 981 4,256 Increase in cash due to change in consolidation scope - 126,968 Loans granted (7,087) (33,073) Acquisitions of financial assets at fair value through profit or loss (60,826) (39,953) Acquisitions of financial assets at amortized cost (1,205,883) (532,341) Acquisitions of financial assets at fair value through other comprehensive income (3,328) (100,000) Acquisitions of investments in associates and joint ventures (25,780) (13,942) Acquisitions of property and equipment and investment properties (1,184,005) (2,029,371) Acquisitions of intangible assets (491,275) (345,943) Acquisitions of right-of-use assets (27) (169) Decrease in cash due to consolidation scope change - (3) Cash outflow under derivatives contracts (109,960) - Cash flows used in investing activities ₩ (1,960,858) ₩ (2,417,684) Six-Month Periods Ended June 30 2026 2025 Disposals of financial assets at fair value through other comprehensive income Disposals of investments in associates and joint ventures Disposals of assets held-for-sale 9

KT Corporation and Subsidiaries Condensed Consolidated Interim Statements of Cash Flows For the six-month periods ended June 30, 2026 and 2025 (In millions of Korean won) Notes Cash flows from (used in) financing activities 27 Proceeds from borrowings ₩ 1,666,206 ₩ 3,651,239 Cash inflow from derivatives contracts - 405 Cash inflow from transactions with non-controlling shareholders 383 482 Cash inflow from other financing activities 34 26,583 Repayments of borrowings (1,650,755) (3,166,955) Dividends paid (314,744) (288,392) Decrease in lease liabilities (217,199) (202,157) Cash outflow under derivatives contracts - (3,724) Acquisition of treasury stock (153,560) (199,374) Cash outflow from transactions with non-controlling shareholders (2,001) (3,634) Cash outflow from other financing activities (484) (663) Cash flows used in financing activities (672,120) (186,190) Effect of exchange rate change on cash and cash equivalents 4,196 (4,684) Net increase (decrease) in cash and cash equivalents (457,158) 77,730 Cash and cash equivalents Beginning of the period 3,506,971 3,716,680 End of the period ₩ 3,049,813 ₩ 3,794,410 The above consolidated Interim statements of cash flows should be read in conjunction with the accompanying notes. 2026 2025 Six-Month Periods Ended June 30 10

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025 11 1. General Information The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 78 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd. and othersas described in Note 1.2 1.1 The Controlling Company KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea. On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea. On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange. On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represented new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange. In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2026, the Korean government does not own any shares in the Controlling Company.

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025**

### 1.2 Consolidated Subsidiaries

(1) The consolidated subsidiaries as at June 30, 2026 and December 31, 2025, are as follows:

| Subsidiary | Type of business | Location | Controlling Interest [1] (%) June 30, 2026 | Controlling Interest [1] (%) December 31, 2025 | Closing month |
|---|---|---|---|---|---|
| KT Telecop Co., Ltd. | Security service | Korea | 92.7% | 92.7% | December |
| KT Alpha Co., Ltd. [4] | Data communication | Korea | 73.0% | 73.0% | December |
| KT Service Bukbu Co., Ltd. | Opening services of fixed line | Korea | 78.9% | 78.9% | December |
| KT Service Nambu Co., Ltd. [4] | Opening services of fixed line | Korea | 97.8% | 97.8% | December |
| KT Commerce Inc. | B2C, B2B service and relevant value-added service | Korea | 100.0% | 100.0% | December |
| KT Strategic Investment Fund No.3 | Investment fund | Korea | 100.0% | 100.0% | December |
| KT Strategic Investment Fund No.4 | Investment fund | Korea | 100.0% | 100.0% | December |
| KT Strategic Investment Fund No.5 | Investment fund | Korea | 100.0% | 100.0% | December |
| BC-VP Strategic Investment Fund No.1 | Investment fund | Korea | 100.0% | 100.0% | December |
| BC Card Co., Ltd. | Credit card business | Korea | 69.5% | 69.5% | December |
| VP Inc. [4] | Payment security service for credit card, others | Korea | 72.2% | 72.2% | December |
| BC Card China Co., Ltd. | Software development and data processing | China | 100.0% | 100.0% | December |
| Smartro Co., Ltd. | VAN (Value Added Network) business | Korea | 64.5% | 64.5% | December |
| KTDS Co., Ltd. [4] | System integration and maintenance | Korea | 91.6% | 91.6% | December |
| KT M&S Co., Ltd. | PCS distribution | Korea | 100.0% | 100.0% | December |
| KT GENIE Music Corporation[2] | Online music production and distribution | Korea | 36.0% | 36.0% | December |
| KT MOS Bukbu Co., Ltd. [4] | Telecommunication facility maintenance | Korea | 100.0% | 100.0% | December |
| KT MOS Nambu Co., Ltd. [4] | Telecommunication facility maintenance | Korea | 98.4% | 98.4% | December |
| KT Skylife Co., Ltd. [4] | Satellite TV | Korea | 50.5% | 50.5% | December |
| KT ENA Co., Ltd. | TV contents provider | Korea | 100.0% | 100.0% | December |
| KT Estate Inc. | Residential building development and supply | Korea | 100.0% | 100.0% | December |
| KT Investment Management Inc. | Asset management, real estate, and consulting services | Korea | 100.0% | 100.0% | December |
| KTGDH Co., Ltd. | Data center development and related service | Korea | 100.0% | 100.0% | December |
| KT Sat Co., Ltd. | Satellite communication business | Korea | 100.0% | 100.0% | December |
| kt Nasmedia Co., Ltd.[2,4] | Solution provider and IPTV advertisement sales business | Korea | 44.7% | 44.1% | December |
| KT Sports Co., Ltd. | Management of sports teams | Korea | 100.0% | 100.0% | December |
| KTCS Corporation [2,4] | Database and online information provider | Korea | 34.1% | 34.1% | December |
| KTIS Corporation [2,4] | Database and online information provider | Korea | 33.4% | 33.4% | December |
| KT M Mobile Co., Ltd. | Special category telecommunications operator and sales of communication device | Korea | 100.0% | 100.0% | December |

12

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025**

| Subsidiary | Type of business | Location | Controlling Interest [1] (%) June 30, 2026 | Controlling Interest [1] (%) December 31, 2025 | Closing month |
|---|---|---|---|---|---|
| KT Investment Co., Ltd. | Financing business for new technology | Korea | 100.0% | 100.0% | December |
| Next Connect PFV Co., Ltd. | Residential building development and supply | Korea | 100.0% | 100.0% | December |
| KT Rwanda Networks Ltd. | Network install management | Rwanda | 51.0% | 51.0% | December |
| AOS Ltd. | System integration and maintenance | Rwanda | 51.0% | 51.0% | December |
| KT Japan Co., Ltd. | Foreign investment business and local counter work | Japan | 100.0% | 100.0% | December |
| East Telecom LLC | Wireless/fixed line internet business | Uzbekistan | 91.6% | 91.6% | December |
| KT America, Inc. | Foreign investment business and local counter work | USA | 100.0% | 100.0% | December |
| PT. BC Card Asia Pacific | Software development and delivery | Indonesia | 99.9% | 99.9% | December |
| KT Hongkong Telecommunications Co., Ltd. | Fixed line telecommunication business | Hong Kong | 100.0% | 100.0% | December |
| Korea Telecom Singapore Pte. Ltd. | Foreign investment business and local counter work | Singapore | 100.0% | 100.0% | December |
| Texnoprosistem LLC | Fixed line internet business | Uzbekistan | 100.0% | 100.0% | December |
| KT Huimangjieum Co., Ltd. | Manufacturing | Korea | 100.0% | 100.0% | December |
| K-REALTY RENTAL HOUSING REIT 3 | Residential building | Korea | 88.6% | 88.6% | December |
| Storywiz Co., Ltd. | Contents and software development and supply | Korea | - | 100.0% | December |
| KT Engineering Co., Ltd. | Telecommunication facility construction and maintenance | Korea | 100.0% | 100.0% | December |
| KT Studio Genie Co., Ltd. | Data communication service and data communication construction business | Korea | 90.9% | 90.9% | December |
| KTHS Corporation | Operation and maintenance of facilities | Korea | 100.0% | 100.0% | December |
| kt HCN Co., Ltd. | Cable television service | Korea | 100.0% | 100.0% | December |
| kt Millie Seojae [2] | Book contents service | Korea | 38.4% | 38.4% | December |
| KT ES Pte. Ltd. | Foreign investment business | Singapore | 68.8% | 68.8% | December |
| Epsilon Global Communications PTE. Ltd. | Network service industry | Singapore | 100.0% | 100.0% | December |
| Epsilon Telecommunications (SP) PTE. Ltd. | Fixed line telecommunication business | Singapore | 100.0% | 100.0% | December |
| Epsilon Telecommunications (US) PTE. Ltd. | Fixed line telecommunication business | Singapore | 100.0% | 100.0% | December |
| Epsilon Telecommunications Limited | Fixed line telecommunication business | UK | 100.0% | 100.0% | December |
| Epsilon Telecommunications (HK) Limited | Fixed line telecommunication business | Hong Kong | 100.0% | 100.0% | December |
| Epsilon US Inc. | Fixed line telecommunication business | USA | 100.0% | 100.0% | December |
| Epsilon Telecommunications (BG) EOOD | Employee support service | Bulgaria | 100.0% | 100.0% | December |
| Nasmedia-KT Alpha Future Growth Strategic Investment Fund | Investment fund | Korea | 100.0% | 100.0% | December |
| KT Strategic Investment Fund 6 | Investment fund | Korea | 100.0% | 100.0% | December |

13

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025**

| Subsidiary | Type of business | Location | Controlling Interest [1] (%) June 30, 2026 | Controlling Interest [1] (%) December 31, 2025 | Closing month |
|---|---|---|---|---|---|
| KT Altimedia Corporation | Software development and delivery | Korea | 100.0% | 100.0% | December |
| KT Altimedia B.V. | Software development and delivery | Netherlands | 100.0% | 100.0% | December |
| KT Altimedia Vietnam | Software development and delivery | Vietnam | 100.0% | 100.0% | December |
| BCCARD VIETNAM LTD. | Software sales business | Vietnam | 100.0% | 100.0% | December |
| KTP SERVICES INC. | Fixed line telecommunication business | Philippines | 100.0% | 100.0% | December |
| Hangang Real Estate Investment Trust No. 24 | Investment fund | Korea | 75.0% | 75.0% | December |
| KT DX VIETNAM COMPANY LIMITED | Software development | Vietnam | 100.0% | 100.0% | December |
| KT Cloud Co., Ltd. | Information and communications development | Korea | 92.6% | 92.6% | December |
| PT CRANIUM ROYAL ADITAMA | Software development | Indonesia | 67.0% | 67.0% | December |
| Open cloud lab Co., Ltd. | IT consulting service and Telecommunication equipment sales | Korea | 100.0% | 100.0% | December |
| KT Living, Inc. | Residential building management | Korea | 100.0% | 100.0% | December |
| K-Realty Qualified Private Real Estate Investment Trust No. 1 [3] | Real estate management | Korea | 6.5% | 6.5% | December |
| AQUA RETAIL VIETNAM COMPANY LIMITED | E-voucher issuance and trading business | Vietnam | 100.0% | 100.0% | December |
| K-Realty Qualified Private Real Estate Investment Trust No. 4 | Real estate management | Korea | 98.3% | 98.3% | December |
| BC Strategic Investment Fund 2 | Investment fund | Korea | 100.0% | 100.0% | December |
| K-Logis Hwaseong Inc. | Residential building development and supply | Korea | 80.0% | 80.0% | December |
| kt netcore Co. Ltd. | Telecommunication facility maintenance and service business | Korea | 100.0% | 100.0% | December |
| kt p&m Co. Ltd. | Information and communications development and electrical engineering construction | Korea | 100.0% | 100.0% | December |
| Seongsu269 Development PFV Co, Ltd | Investment fund | Korea | 90.9% | 85.2% | December |
| Gangnam Station 1307 PFV Co., Ltd. | Investment fund | Korea | 60.3% | 60.3% | December |
| AI Media Broadcasting Co., Ltd. | Satellite TV | Korea | 100% | - | December |

[1] Sum of the interests owned by the Controlling Company and subsidiaries.

[2] Although the Controlling Company owns less than 50% of the interest in kt Nasmedia Co., Ltd., KTCS Corporation, KTIS Corporation, kt Millie Seojae, and KT GENIE Music Corporation, these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders' meetings.

[3] Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as 'power', 'variable profit', and 'relationship between power and variable profit', rather than simply judging by the interests owned by the Controlling Company.

[4] The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

14

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025**

(2) Change in Scope of Consolidation

| Changes | Location | Name of subsidiary | Reason |
|---|---|---|---|
| Increase | Korea | AI Media Broadcasting Co., Ltd. | Split-off |
| Decrease | Korea | Storywiz Co., Ltd. | Merged |

(3) Summarized information for consolidated subsidiaries before elimination of intercompany transactions as at June 30, 2026 and December 31, 2025, and for the six-month periods ended June 30, 2026 and 2025, is as follows

| *(In millions of Korean won)* | | June 30, 2026 | | Six-month period ended June 30, 2026 | |
|---|---|---|---|---|---|
| | | Total assets | Total liabilities | Operating revenues | Profit(loss) for the period |
| KT Telecop Co., Ltd. | ₩ | 412,683 | 244,254 | 287,141 | 9,373 |
| KT Alpha Co., Ltd. | | 481,533 | 170,010 | 192,525 | 24,747 |
| KT Service Bukbu Co., Ltd. | | 59,328 | 51,498 | 117,485 | 2,187 |
| KT Service Nambu Co., Ltd. | | 106,006 | 98,039 | 187,041 | 434 |
| BC Card Co., Ltd. [1] | | 7,163,519 | 5,140,688 | 1,804,400 | 106,185 |
| KT Nasmedia Co., Ltd. | | 393,704 | 190,862 | 58,713 | 10,476 |
| KTDS Co., Ltd. [1] | | 289,873 | 122,276 | 347,562 | 11,181 |
| KT M&S Co., Ltd. | | 223,108 | 133,116 | 408,342 | 9,667 |
| KT MOS Bukbu Co., Ltd. | | 53,298 | 33,592 | 52,444 | 497 |
| KT MOS Nambu Co., Ltd. | | 57,339 | 31,150 | 52,678 | 769 |
| KT Skylife Co., Ltd. [1] | | 1,039,015 | 478,228 | 488,897 | 10,795 |
| KT Estate Inc. [1] | | 3,583,054 | 1,803,453 | 526,256 | 69,383 |
| KT GDH Co., Ltd. | | 3,736 | 387 | 87 | (1,013) |
| KT Sat Co., Ltd. | | 715,964 | 34,885 | 95,862 | 16,800 |
| KT Sports Co., Ltd. | | 47,062 | 17,607 | 54,085 | 4,582 |
| KT M Mobile Co., Ltd. | | 223,565 | 96,336 | 197,270 | 5,425 |
| KT Investment Co., Ltd. [1] | | 69,631 | 38,539 | 3,794 | 1,158 |
| KTCS Corporation [1] | | 445,632 | 209,687 | 474,168 | 15,728 |
| KTIS Corporation | | 451,983 | 208,313 | 310,259 | 10,558 |
| Next Connect PFV | | 941,543 | 254,456 | 35,107 | 2,501 |
| KT Japan Co., Ltd. [1] | | 1,921 | 3,388 | 1,626 | (34) |
| KT America, Inc. | | 7,847 | 606 | 8,485 | 353 |
| KT Rwanda Networks Ltd. [2] | | 115,761 | 163,361 | 11,203 | (8,443) |
| AOS Ltd. [2] | | 20,754 | 20,099 | 7,762 | 2,853 |
| KT Hong Kong Telecommunications Co., Ltd. | | 13,579 | 4,766 | 9,349 | 507 |
| KT Huimangjieum [1] | | 12,484 | 3,894 | 9,332 | 864 |
| KT Engineering Co., Ltd. | | 113,794 | 58,834 | 89,594 | (2,860) |

15

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025**

| *(In millions of Korean won)* | June 30, 2026 | | Six-month period ended June 30, 2026 | |
|---|---|---|---|---|
| | Total assets | Total liabilities | Operating revenues | Profit(loss) for the period |
| KT Studio Genie Co., Ltd. [1] | 795,082 | 181,712 | 254,103 | 4,962 |
| East Telecom LLC [1] | 95,511 | 39,799 | 19,418 | 2,482 |
| KT ES Pte. Ltd. [1] | 77,749 | 76,934 | 53,202 | (7,627) |
| KTP SERVICES INC. | 2,115 | 18 | 42 | (137) |
| KT Altimedia Corporation [1] | 39,984 | 7,595 | 16,732 | 94 |
| KT DX VIETNAM COMPANY LIMITED | 1,300 | 124 | 602 | (76) |
| KT Cloud Co., Ltd. [1] | 2,645,455 | 1,070,278 | 515,513 | 12,740 |
| K-Realty Qualified Private Real Estate Investment Trust No. 1 | 77,176 | 50,381 | 2,299 | (128) |
| AQUA RETAIL VIETNAM COMPANY LIMITED | 317 | - | - | - |
| kt netcore. Co. Ltd. | 171,851 | 107,059 | 317,389 | 23 |
| kt p&m Co. Ltd. | 33,514 | 18,563 | 35,086 | 2,335 |

[1] As intermediate controlling companies, financial information from their consolidated financial statements is presented.

[2] Redeemable preferred stock issued by subsidiaries as at the end of the reporting period is included in liabilities.

| *(In millions of Korean won)* | December 31, 2025 | | Six-month period ended June 30, 2025 | |
|---|---|---|---|---|
| | Total assets | Total liabilities | Operating revenues | Profit(loss) for the period |
| KT Telecop Co., Ltd. | ₩ 393,333 | 234,285 | 293,735 | 11,369 |
| KT Alpha Co., Ltd. | 495,896 | 192,822 | 196,613 | 24,085 |
| KT Service Bukbu Co., Ltd. | 59,502 | 53,859 | 112,545 | (1,092) |
| KT Service Nambu Co., Ltd. | 107,727 | 99,990 | 185,107 | (10,750) |
| BC Card Co., Ltd. [1] | 6,558,304 | 4,626,053 | 1,781,787 | 94,873 |
| KT Nasmedia Co., Ltd.[1] | 440,266 | 238,576 | 57,429 | 2,494 |
| KTDS Co., Ltd. [1] | 311,710 | 146,073 | 327,172 | 16,937 |
| KT M&S Co., Ltd. | 238,108 | 157,783 | 364,500 | 11,081 |
| KT MOS Bukbu Co., Ltd. | 54,039 | 34,830 | 48,748 | 368 |
| KT MOS Nambu Co., Ltd. | 54,657 | 29,236 | 49,280 | 933 |
| KT Skylife Co., Ltd. [1] | 975,400 | 413,080 | 490,091 | 12,559 |
| KT Estate Inc. [1] | 3,266,800 | 1,534,793 | 294,380 | 3,029 |
| KT GDH Co., Ltd. | 7,852 | 1,181 | 1,693 | 131 |
| KT Sat Co., Ltd. | 696,796 | 32,436 | 93,191 | 15,090 |
| KT Sports Co., Ltd. | 32,098 | 7,205 | 49,436 | 6,129 |

16

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited), and December 31, 2025**

| *(In millions of Korean won)* | December 31, 2025 | | Six-month period ended June 30, 2025 | |
|---|---|---|---|---|
| | Total assets | Total liabilities | Operating revenues | Profit(loss) for the period |
| KT M Mobile Co., Ltd. | 222,683 | 90,445 | 191,733 | 7,521 |
| KT Investment Co., Ltd. [1] | 73,066 | 43,133 | 2,797 | 539 |
| KTCS Corporation [1] | 470,973 | 245,806 | 483,248 | 15,325 |
| KTIS Corporation | 449,527 | 211,060 | 309,309 | 10,068 |
| Next Connect PFV | 967,898 | 279,246 | 1,040,417 | 360,097 |
| KT Japan Co., Ltd. [1] | 1,900 | 3,271 | 1,642 | 89 |
| KT America, Inc. | 7,080 | 589 | 3,788 | 152 |
| KT Rwanda Networks Ltd. [2] | 112,981 | 149,440 | 10,409 | (10,938) |
| AOS Ltd. [2] | 17,996 | 20,221 | 5,792 | 1,236 |
| KT Hong Kong Telecommunications Co., Ltd. | 9,942 | 2,202 | 5,882 | 202 |
| KT Huimangjieum [1] | 11,134 | 3,408 | 9,351 | 367 |
| KT Engineering Co., Ltd. | 153,146 | 95,252 | 90,953 | (8,526) |
| KT Studio Genie Co., Ltd. [1] | 791,790 | 181,688 | 229,742 | 9,879 |
| East Telecom LLC [1] | 88,259 | 39,227 | 20,584 | 5,344 |
| KT ES Pte. Ltd. [1] | 76,013 | 69,059 | 48,590 | 967 |
| KTP SERVICES INC. | 2,179 | 10 | - | (129) |
| KT Altimedia Corporation [1] | 42,655 | 9,300 | 16,801 | 193 |
| KT DX VIETNAM COMPANY LIMITED | 1,457 | 291 | 356 | (134) |
| KT Cloud Co., Ltd. [1] | 2,659,479 | 1,099,355 | 470,610 | 36,442 |
| K-Realty Qualified Private Real Estate Investment Trust No. 1 | 77,384 | 50,062 | 2,276 | (618) |
| AQUA RETAIL VIETNAM COMPANY LIMITED | 296 | - | 501 | (422) |
| kt netcore. Co. Ltd. | 174,021 | 109,253 | 269,107 | (17,821) |
| kt p&m Co. Ltd. | 32,513 | 19,889 | 31,834 | 1,016 |

[1] As intermediate controlling companies, financial information from their consolidated financial statements is presented.

[2] Redeemable preferred stock issued by subsidiaries as at the end of the reporting period is included in liabilities.

17

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 18 2. Material Accounting Policies 2.1 Basis of Preparation The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangeul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, reformatted, and translated into English from the original Korean language financial statements. The consolidated interim financial statements of the Group for the six-month period ended June 30, 2026, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as at December 31, 2025 prepared in accordance with IFRS should be used together. 2.2 Changes in Accounting Policy and Disclosures (1) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2026. - Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements.  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;  add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term; and  update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). - Annual Improvements to Korean IFRS -Volume 11 Annual Improvements to Korean IFRS -Volume 11 should be applied for annual periods beginning on or after January 1, 2026.  Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter  Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance  Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price  Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’  Korean IFRS 1007 Statement of Cash Flows: Cost method

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 19 Amendments to Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. (2) New and amended standards not yet adopted by the Group The following new and amended accounting standards and interpretations have been issued but are not mandatory for the annual reporting period ending on December 31, 2026.: - Korean IFRS 1118 Presentation and Disclosure in Financial Statements Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. Korean IFRS 1118 is expected to increase comparability of the financial performance of similar entities by providing users with more useful information for analyzing and comparing the entity’s performance based on the income statement. Korean IFRS 1118 should be first applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors, the comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118 as the Group is required to apply the standard retrospectively. When the Group prepares its financial statements by applying Korean IFRS 1118, the following material accounting policies are expected to result in significant differences compared to the current financial statements. These items do not include all differences that may arise in the future and may be subject to change based on the results of additional analysis. • Changes in presentation of income statement • Introduction of disclosure of management-defined performance measures • Changes in classification of cash flows The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 20 2.3 Accounting Policies The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2025, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below. 2.3.1 Income Tax Expense Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period. The Group is subject to Pillar Two income taxes and has reviewed the impact on the financial statements. As aresult of this assessment, no Pillar Two current tax expense is recognized for the current period, and the exception to the recognition and disclosure of deferred taxes has been applied. 3. Critical Accounting Estimates and Assumptions The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are evaluated continuously and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 21 4. Financial Instruments by Category Financial instruments by category as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 3,049,813 - - - 3,049,813 Trade and other receivables 8,420,864 - 100,985 - 8,521,849 Other financial assets 1,662,713 996,507 3,207,742 531,038 6,398,000 (In millions of Korean won) June 30, 2026 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 6,890,145 - - - 6,890,145 Borrowings 11,270,823 - - - 11,270,823 Other financial liabilities 1,026,315 - 1,981 - 1,028,296 Lease liabilities - - - 1,344,358 1,344,358 1 Amounts related to employee benefit plans are excluded in Trade and other payables (In millions of Korean won) December 31, 2025 Financial assets Financial assets at amortized cost Financial assets at FVTPL Financial assets at FVOCI Derivatives used for hedging Total Cash and cash equivalents ₩ 3,506,971 - - - 3,506,971 Trade and other receivables 7,806,644 - 107,644 - 7,914,288 Other financial assets 1,476,527 774,557 2,423,277 315,537 4,989,898 (In millions of Korean won) December 31, 2025 Financial liabilities Financial liabilities at amortized cost Financial liabilities at FVTPL Derivatives used for hedging Others Total Trade and other payables1 ₩ 6,693,177 - - - 6,693,177 Borrowings 10,785,572 - - - 10,785,572 Other financial liabilities 999,020 105,810 13,862 - 1,118,692 Lease liabilities - - - 1,423,206 1,423,206 1 Amounts related to employee benefit plans are excluded in Trade and other payables

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 22 5. Trade and Other Receivables (1) Trade and other receivables as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,417,050 (396,556) (8,232) 3,012,262 Other receivables 3,447,988 (104,869) (1,577) 3,341,542 Total ₩ 6,865,038 (501,425) (9,809) 6,353,804 Non-current assets Trade receivables ₩ 326,548 (1,261) (17,651) 307,636 Other receivables 1,950,825 (81,087) (9,329) 1,860,409 Total ₩ 2,277,373 (82,348) (26,980) 2,168,045 (In millions of Korean won) December 31, 2025 Total amounts Provision for impairment Present value discount Carrying amount Current assets Trade receivables ₩ 3,331,715 (385,739) (7,959) 2,938,017 Other receivables 3,014,911 (104,747) (3,032) 2,907,132 Total ₩ 6,346,626 (490,486) (10,991) 5,845,149 Non-current assets Trade receivables ₩ 330,619 (1,290) (15,703) 313,626 Other receivables 1,850,564 (86,270) (8,781) 1,755,513 Total ₩ 2,181,183 (87,560) (24,484) 2,069,139

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 23 (2) Details of other receivables as at June 30, 2026 and December 31, 2025, are as follows: 1 As at June 30, 2026, credit sales asset of ₩ 1,767,211 million (December 31, 2025: ₩ 1,550,049 million) held by BC Card Co., Ltd. are included. (3) The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2026. (4) The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract. (In millions of Korean won) June 30, 2026 December 31, 2025 Loans ₩ 49,244 61,915 Receivables 1 2,791,282 2,458,065 Accrued income 51,644 47,802 Refundable deposits 239,872 241,287 Loans receivable 1,965,197 1,753,505 Finance lease receivables 245,282 245,055 Others 45,386 46,033 Less: Provision for impairment (185,956) (191,017) Total ₩ 5,201,951 4,662,645

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 24 6. Other Financial Assets and Liabilities (1) Details of other financial assets and liabilities as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Other financial assets Financial assets at amortized cost 1 ₩ 1,662,713 1,476,527 Financial assets at fair value through profit or loss 1,2 996,507 774,557 Financial assets at fair value through other comprehensive income 3,207,742 2,423,277 Derivatives used for hedging 531,038 315,537 Less: Non-current (4,227,939) (3,362,916) Current ₩ 2,170,061 1,626,982 Other financial liabilities Financial liabilities at amortized cost 3,4 ₩ 1,026,315 999,020 Financial liabilities at FVTPL - 105,810 Derivatives used for hedging 1,981 13,862 Less: Non-current (585,479) (592,599) Current ₩ 442,817 526,093 1 As at June 30, 2026, the Group’s financial instruments amount to ₩ 121,315 million (December 31, 2025: ₩ 118,946 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions. 2 As at June 30, 2026, the Group provided investments in Korea Software Financial Cooperative and others amounting to ₩ 11,025 million (December 31, 2025: ₩ 10,695 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others. 3 The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and kt Cloud Co., Ltd. (Note 16). 4 The amount includes liabilities convertible preferred stock issued by kt Cloud Co., Ltd. (Note 16).

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 25 (2) Financial Assets at fair value through profit or loss 1) Details of financial assets at fair value through profit or loss as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Equity instruments (Listed) ₩ - 3,562 Equity instruments (Unlisted) 46,342 46,955 Debt instruments 948,326 723,978 Derivatives held for trading 1,839 62 Total 996,507 774,557 Less: Non-current (733,776) (709,412) Current ₩ 262,731 65,145 2) The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as at June 30, 2026. (3) Financial Assets at fair value through other comprehensive income 1) Details of financial assets at fair value through other comprehensive income as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Equity instruments (Listed) ₩ 2,838,278 2,044,789 Equity instruments (Unlisted) 364,139 372,341 Debt instruments 5,325 6,147 Total 3,207,742 2,423,277 Less: Non-current (3,207,742) (2,423,277) Current ₩ - - 2) Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

(4) Derivatives used for Hedging

1) Details of valuation of derivatives used for hedging as at June 30, 2026 and December 31, 2025, are as follows:

| *(In millions of Korean won)* | | **June 30, 2026** | | **December 31, 2025** | |
|---|---|---|---|---|---|
| | | **Assets** | **Liabilities** | **Assets** | **Liabilities** |
| Interest rate swap | ₩ | 3,032 | - | 1,810 | - |
| Currency swap [1] | | 528,006 | 1,981 | 313,727 | 13,862 |
| Total | | 531,038 | 1,981 | 315,537 | 13,862 |
| Less: Non-current | | (254,390) | (240) | (202,144) | (13,862) |
| Current | ₩ | 276,648 | 1,741 | 113,393 | - |

[1] The expected maximum period during which the Group is exposed to cash flow variability arising from the forecast transactions designated as hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item exceeds 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2) Details of valuation gains and losses on the derivative instruments for the six-month periods ended June 30, 2026 and 2025, are as follows:

*(In millions of Korean won)*

| | | **2026** | | | **2025** | | |
|---|---|---|---|---|---|---|---|
| **Type of transaction** | | **Valuation gain** | **Valuation loss** | **Other comprehensive Income(loss)[1]** | **Valuation gain** | **Valuation loss** | **Other comprehensive Income(loss)[1]** |
| Interest rate swap | ₩ | 24 | - | 1,346 | 2 | 103 | (82) |
| Currency swap | | 220,062 | 1,149 | 7,111 | 2,408 | 252,754 | 22,239 |
| Total | ₩ | 220,086 | 1,149 | 8,457 | 2,410 | 252,857 | 22,157 |

[1] The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3) The effective portion recognized in other comprehensive income related to cash flow hedges amounts to valuation gains of ₩ 227,543 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: valuation loss of ₩ 229,194 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ₩ 706 million as current profit or loss for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: ₩ 434 million). In addition, the valuation gains reclassified from other comprehensive income to profit or loss amounts to ₩ 219,086 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: valuation loss of ₩ 251,351 million).

26

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

(5) Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as at June 30, 2026 and December 31, 2025, are as follows:

| *(In millions of Korean won)* | | June 30, 2026 | December 31, 2025 |
|---|---|---|---|
| Derivatives held for trading [1] | ₩ | - | 105,810 |

[1] This represents derivative liabilities recognized in relation to the shareholders' agreement entered into with financial investors participating in the paid-in capital increase of K Bank Inc., which were extinguished during the current period upon the listing of K Bank Inc.

2) The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2026 and 2025, are as follows:

| *(In millions of Korean won)* | | 2026 | | 2025 | |
|---|---|---|---|---|---|
| | | Valuation gain | Valuation loss | Valuation gain | Valuation loss |
| Derivatives liabilities held for trading | ₩ | - | 4,582 | 17,254 | 3,447 |

## 7. Inventories

Inventories as at June 30, 2026 and December 31, 2025, are as follows:

*(In millions of Korean won)*

| | | June 30, 2026 | | | December 31, 2025 | | |
|---|---|---|---|---|---|---|---|
| | | Acquisition cost | Valuation allowance | Carrying amount | Acquisition cost | Valuation allowance | Carrying amount |
| Merchandise | ₩ | 621,424 | (22,769) | 598,655 | 421,615 | (31,188) | 390,427 |
| Others | | 27,058 | (55) | 27,003 | 25,763 | (55) | 25,708 |
| Total | ₩ | 648,482 | (22,824) | 625,658 | 447,378 | (31,243) | 416,135 |

Cost of inventories recognized as expenses for the six-month period ended June 30, 2026 amounts to ₩ 1,746,290 million (for the six-month period ended June 30, 2025: ₩ 2,120,945 million) and reversal valuation loss on inventory amounts to ₩ 8,419 million for the six-month period ended June 30, 2026 (for the six-month period ended June 30, 2025: ₩ 57,294 million).

27

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 28 8. Other Assets and Liabilities Other assets and liabilities as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Other assets Advance payments ₩ 237,524 177,929 Prepaid expenses 356,223 262,230 Contract cost 2,082,992 2,099,088 Contract assets 1,035,148 1,026,260 Others 13,935 20,431 Less: Non-current (1,107,635) (1,017,830) Current ₩ 2,618,187 2,568,108 Other liabilities Advances received 1 ₩ 406,498 390,216 Withholdings 128,145 140,817 Unearned revenue 1 51,311 42,197 Lease liabilities 1,344,358 1,423,206 Contract liabilities 212,051 239,738 Others 26,214 57,793 Less: Non-current (1,035,627) (1,108,141) Current ₩ 1,132,950 1,185,826 1 The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20). 9. Assets Held-for-sale For the period ended June 30, 2026, the Group classified ₩ 2,426 million of certain tangible and intangible assets and other assets as non-current assets held for sale, as it had decided to dispose them. The asset was measured at net fair value in accordance with K-IFRS 1105. The details of the assets held for sale are as follows: (in millions of Korean won) June 30, 2026 December 31, 2025 Machinery and equipment ₩ - 1,890 Other Intangible assets 926 926 Others 1,500 1,500 Total ₩ 2,426 4,316

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 29 10. Property and Equipment, Investment Properties, and Intangible Assets (1) Changes in property and equipment for six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 14,258,472 14,825,814 Acquisition and capital expenditure 908,654 1,014,710 Disposal and termination (52,297) (46,182) Depreciation (1,362,240) (1,415,575) Transfer to investment properties (34,165) (11,028) Changes in consolidation scope - (3,644) Impairment Loss (81) - Others 1 (22,417) (137,726) Ending, net ₩ 13,695,926 14,226,369 1 Amounts include transfers to intangible assets. (2) Changes in investment properties for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 2,872,049 2,299,616 Acquisition and capital expenditure 134,606 643,954 Disposal (1,469) - Depreciation (34,421) (41,231) Transfer from property, plant and equipment 34,165 11,028 Changes in consolidation - (3,401) Others (5,083) 7,623 Ending, net ₩ 2,999,847 2,917,589 (3) As at June 30, 2026, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ₩ 189,683 million for one year or less, ₩ 388,444 million for more than one year and less than five years, ₩ 188,047 million for over five years, and ₩ 766,174 million in total.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 30 (4) Changes in intangible assets for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning, net ₩ 1,556,621 1,862,740 Acquisition and capital expenditure 1 635,510 191,444 Disposal and termination (1,165) (6,792) Amortization (294,791) (303,639) Impairment (199) (821) Changes in consolidation scope - (34,653) Others (21,995) (9,753) Ending, net ₩ 1,873,981 1,698,526 1 Amounts include transfers from property and equipment. (5) The carrying amount of membership rights with an indefinite useful life not subject to amortization, except for goodwill, is ₩ 208,781 million as at June 30, 2026 (December 31, 2025: ₩ 201,308 million). (6) Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As at June 30, 2026, the goodwill allocated to each cash-generation unit is as follows: (In millions of Korean won) Cash-Generating Unit Amount Mobile services ₩ 65,057 BC Card Co., Ltd.. 41,234 kt Millie Seojae 54,725 KT Telecop Co., Ltd. 15,418 KT MOS Bukbu Co., Ltd. and others 32,691 Total ₩ 209,125 The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

## 11. Investments in Associates and Joint Ventures

(1) Details of associates as at June 30, 2026 and December 31, 2025, are as follows:

| | Percentage of ownership (%) June 30, 2026 | Percentage of ownership (%) December 31, 2025 | Location | Closing month |
|---|---|---|---|---|
| KIF Investment Fund | 33.3% | 33.3% | Korea | December |
| K Bank Inc. | 31.2% | 33.7% | Korea | December |
| HD Hyundai Robotics Co., Ltd. [1] | 10.0% | 10.0% | Korea | December |
| Megazone Cloud Corporation [1] | 6.8% | 6.8% | Korea | December |
| IGIS No. 468-1 General Private Real Estate Investment Company | 44.6% | 44.6% | Korea | December |
| KT-DSC Creative Economy Youth Start-up Investment Fund | 28.6% | 28.6% | Korea | December |
| IGIS Professional Investors Private Investment Real Estate Investment LLC No. 395 | 35.3% | 35.3% | Korea | December |

[1] Although the Group holds less than 20% interest in ordinary shares as at June 30, 2026, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2) Changes in investments in associates and joint ventures for the six-month period ended June 30, 2026 and 2025, are as follows:

| *(In millions of Korean won)* | | 2026 | | | | |
|---|---|---|---|---|---|---|
| | | Beginning | Acquisition (Disposal) | Share of net profit (loss) from associates and joint ventures [1] | Others | Ending |
| KIF Investment Fund | ₩ | 194,991 | - | 16,511 | (7,164) | 204,338 |
| K Bank Inc. | | 938,217 | 21,501 | 18,158 | (10,179) | 967,697 |
| HD Hyundai Robotics Co., Ltd. | | 44,951 | - | (695) | 126 | 44,382 |
| Megazone Cloud Corporation | | 128,635 | - | 930 | 732 | 130,297 |
| IGIS No. 468-1 General Private Real Estate Investment Company | | 23,160 | - | (141) | - | 23,019 |
| KT-DSC Creative Economy Youth Start-up Investment Fund | | 15,580 | - | 8,147 | - | 23,727 |
| IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 | | 7,261 | - | (1,448) | - | 5,813 |
| Others [1] | | 211,151 | 20,769 | (7,479) | 1,625 | 226,066 |
| Total | ₩ | 1,563,946 | 42,270 | 33,983 | (14,860) | 1,625,339 |

31

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

| *(In millions of Korean won)* | | 2025 | | | | |
|---|---|---|---|---|---|---|
| | | **Beginning** | **Acquisition (Disposal)** | **Share of net profit (loss) from associates and joint ventures** [1] | **Others** | **Ending** |
| KIF Investment Fund | ₩ | 191,125 | - | 779 | (1,366) | 190,538 |
| K Bank Inc. | | 917,641 | - | 24,163 | 550 | 942,354 |
| HD Hyundai Robotics Co., Ltd. | | 45,830 | - | (720) | 1,057 | 46,167 |
| Megazone Cloud Corporation | | 130,773 | - | (1,169) | 1,261 | 130,865 |
| IGIS No. 468-1 General Private Real Estate Investment Company | | 23,374 | - | (80) | - | 23,294 |
| KT-DSC Creative Economy Youth Start-up Investment Fund | | 15,951 | (650) | 1,165 | (700) | 15,766 |
| IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 | | 9,727 | - | (945) | - | 8,782 |
| Others [1] | | 227,811 | 8,278 | (10,589) | (336) | 225,164 |
| Total | ₩ | 1,562,232 | 7,628 | 12,604 | 466 | 1,582,930 |

[1] KT Investment Co., Ltd. and KT investment management Inc., both subsidiaries of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the six-months period ended June 30, 2026 amount to ₩ 1,167 million (Six-month period ended June 30, 2025: net loss of ₩ 201 million).

32

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

(3) Summarized statements of financial position of the major associates and joint ventures as at June 30, 2026 and December 31, 2025 and summarized statements of profit or loss for the six-month period ended June 30, 2026 and 2025, are as follows:

| *(In millions of Korean won)* | | June 30, 2026 | | | |
|---|---|---|---|---|---|
| | | **Assets** | **Liabilities** | **Operating revenue** | **Profit(loss) for the period** |
| KIF Investment Fund | ₩ | 613,012 | - | 61,404 | 49,534 |
| K Bank Inc. | | 31,532,138 | 29,090,992 | 649,807 | 60,345 |
| HD Hyundai Robotics Co., Ltd. | | 494,127 | 216,368 | 163,798 | (4,693) |
| Megazone Cloud Corporation | | 1,659,341 | 1,007,419 | 1,358,290 | 15,104 |
| IGIS No. 468-1 General Private Real Estate Investment Company | | 51,574 | 11 | - | (315) |
| KT-DSC Creative Economy Youth Start-up Investment Fund | | 83,034 | - | 33,683 | 28,514 |
| IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 | | 228,260 | 221,478 | - | (1,416) |

| *(In millions of Korean won)* | | December 31, 2025 | | June 30, 2025 | |
|---|---|---|---|---|---|
| | | **Assets** | **Liabilities** | **Operating revenue** | **Profit(loss) for the period** |
| KIF Investment Fund | ₩ | 584,972 | - | 12,882 | 2,338 |
| K Bank Inc. | | 31,862,544 | 29,692,383 | 676,537 | 82,011 |
| HD Hyundai Robotics Co., Ltd. | | 500,303 | 216,804 | 116,549 | (7,230) |
| Megazone Cloud Corporation | | 1,409,372 | 790,721 | 886,484 | (7,675) |
| IGIS No. 468-1 General Private Real Estate Investment Company | | 51,890 | 11 | - | (181) |
| KT-DSC Creative Economy Youth Start-up Investment Fund | | 54,933 | 414 | 5,264 | 2,414 |
| IGIS Professional Investors Private Investment Real Estate Investment LLC No 395 | | 210,982 | 202,511 | - | (211) |

(4) Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ₩ 5,950 million for the six-month period ended June 30, 2026 (six-month period ended June 30, 2025: ₩ 3,761 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as at June 30, 2026, is ₩ 23,346 million (December 31, 2025: ₩ 17,396 million).

(5) As at June 30, 2026, the fair value of the investment in K Bank Inc., an associate with a quoted market price, was ₩ 719,600 million.

33

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 34 12. Trade and Other Payables (1) Details of trade and other payables as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Current liabilities Trade payables ₩ 1,023,328 1,144,279 Other payables 5,757,965 5,724,428 Total ₩ 6,781,293 6,868,707 Non-current liabilities Trade payables 273 537 Other payables ₩ 613,226 327,732 Total ₩ 613,499 328,269 (2) Details of other payables as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Non-trade payables 1 ₩ 3,376,954 3,435,426 Accrued expenses 1,697,097 1,354,270 Operating deposits 1,030,300 995,215 Others 266,840 267,249 Less: non-current (613,226) (327,732) Current ₩ 5,757,965 5,724,428 1 As at June 30, 2026, credit sale liabilities amounting to ₩ 1,472,636 million (December 31, 2025: ₩ 1,151,722 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included.

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

## 13. Borrowings

(1) Details of borrowings as at June 30, 2026 and December 31, 2025, are as follows:

### 1) Debentures

*(In millions of Korean won and foreign currencies in thousands)*

| Type | Maturity | Annual interest rates | June 30, 2026 Foreign currency | June 30, 2026 Korean won | December 31, 2025 Foreign currency | December 31, 2025 Korean won |
|---|---|---|---|---|---|---|
| MTNP notes [1] | Sep. 07, 2034 | 6.500% | USD 100,000 | ₩ 154,150 | USD 100,000 | ₩ 143,490 |
| MTNP notes | Jul. 18, 2026 | 2.500% | USD 400,000 | 616,600 | USD 400,000 | 573,960 |
| MTNP notes | Jan. 21, 2027 | 1.375% | USD 300,000 | 462,450 | USD 300,000 | 430,470 |
| MTNP notes | Feb. 02, 2028 | 4.125% | USD 500,000 | 770,750 | USD 500,000 | 717,450 |
| MTNP notes | Mar. 05, 2027 | 1.217% | JPY 23,300,000 | 221,811 | JPY 23,300,000 | 213,808 |
| MTNP notes | Mar. 07, 2028 | 1.367% | JPY 6,700,000 | 63,783 | JPY 6,700,000 | 61,481 |
| MTNP notes | Jan. 03, 2029 | 4.375% | USD 500,000 | 770,750 | USD 500,000 | 717,450 |
| FR notes [2] | Sep. 29, 2028 | Compounded SOFR(3M)+0.660 % | USD 200,000 | 308,300 | USD 200,000 | 286,980 |
| The 183-3rd Public bond | Dec. 22, 2031 | 4.270% | - | 160,000 | - | 160,000 |
| The 184-3rd Public bond | Apr. 10, 2033 | 3.170% | - | 100,000 | - | 100,000 |
| The 186-4th Public bond | Jun. 26, 2034 | 3.695% | - | 100,000 | - | 100,000 |
| The 187-4th Public bond | Sep. 02, 2034 | 3.546% | - | 100,000 | - | 100,000 |
| The 188-3rd Public bond | Jan. 29, 2035 | 2.706% | - | 50,000 | - | 50,000 |
| The 189-3rd Public bond | Jan. 28, 2026 | - | - | - | - | 100,000 |
| The 189-4th Public bond | Jan. 28, 2036 | 2.351% | - | 70,000 | - | 70,000 |
| The 190-3rd Public bond | Jan. 30, 2028 | 2.947% | - | 170,000 | - | 170,000 |
| The 190-4th Public bond | Jan. 30, 2038 | 2.931% | - | 70,000 | - | 70,000 |
| The 191-3rd Public bond | Jan. 15, 2029 | 2.160% | - | 110,000 | - | 110,000 |
| The 191-4th Public bond | Jan. 14, 2039 | 2.213% | - | 90,000 | - | 90,000 |
| The 192-3rd Public bond | Oct. 11, 2029 | 1.622% | - | 50,000 | - | 50,000 |
| The 192-4th Public bond | Oct. 11, 2039 | 1.674% | - | 110,000 | - | 110,000 |
| The 193-3rd Public bond | Jun. 17, 2030 | 1.608% | - | 20,000 | - | 20,000 |
| The 193-4th Public bond | Jun. 15, 2040 | 1.713% | - | 60,000 | - | 60,000 |
| The 194-2nd Public bond | Jan. 27, 2026 | - | - | - | - | 140,000 |
| The 194-3rd Public bond | Jan. 27, 2031 | 1.849% | - | 50,000 | - | 50,000 |
| The 194-4th Public bond | Jan. 25, 2041 | 1.976% | - | 80,000 | - | 80,000 |
| The 195-2nd Public bond | Jun. 10, 2026 | - | - | - | - | 80,000 |
| The 195-3rd Public bond | Jun. 10, 2031 | 2.168% | - | 40,000 | - | 40,000 |
| The 196-2nd Public bond | Jan. 27, 2027 | 2.637% | - | 100,000 | - | 100,000 |
| The 196-3rd Public bond | Jan. 27, 2032 | 2.741% | - | 30,000 | - | 30,000 |
| The 197-2nd Public bond | Jun. 29, 2027 | 4.188% | - | 120,000 | - | 120,000 |
| The 198-2nd Public bond | Jan. 12, 2026 | - | - | - | - | 150,000 |
| The 198-3rd Public bond | Jan. 12, 2028 | 3.971% | - | 80,000 | - | 80,000 |
| The 199-2nd Public bond | Jul. 10, 2026 | 4.146% | - | 160,000 | - | 160,000 |
| The 199-3rd Public bond | Jul. 12, 2028 | 4.221% | - | 155,000 | - | 155,000 |
| The 200-1st Public bond | Feb. 27, 2026 | - | - | - | - | 120,000 |
| The 200-2nd Public bond | Feb. 26, 2027 | 3.608% | - | 200,000 | - | 200,000 |
| The 200-3rd Public bond | Feb. 27, 2029 | 3.548% | - | 80,000 | - | 80,000 |
| The 201-1st Public bond | Dec. 02, 2027 | 2.899% | - | 130,000 | - | 130,000 |
| The 201-2nd Public bond | Dec. 02, 2029 | 2.918% | - | 70,000 | - | 70,000 |
| The 201-3rd Public bond | Dec. 02, 2034 | 3.057% | - | 100,000 | - | 100,000 |
| The 202-1st Public bond | Nov. 27, 2028 | 3.052% | - | 80,000 | - | 80,000 |
| The 202-2nd Public bond | Nov. 27, 2030 | 3.221% | - | 40,000 | - | 40,000 |

35

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

| *(In millions of Korean won and foreign currencies in thousands)* | | | June 30, 2026 | | December 31, 2025 | |
|---|---|---|---|---|---|---|
| Type | Maturity | Annual interest rates | Foreign currency | Korean won | Foreign currency | Korean won |
| The 202-3rd Public bond | Nov. 27, 2035 | 3.460% | - | 40,000 | - | 40,000 |
| The 202-4th Public bond | Nov. 27, 2045 | 3.682% | - | 40,000 | - | 40,000 |
| The 203-1st Public bond | Mar. 04, 2029 | 3.487% | - | 160,000 | - | - |
| The 203-2nd Public bond | Mar. 04, 2031 | 3.619% | - | 50,000 | - | - |
| The 203-3rd Public bond | Mar. 04, 2036 | 3.910% | - | 50,000 | - | - |
| The 203-4th Public bond | Mar. 04, 2046 | 4.018% | - | 40,000 | - | - |
| The 18-2nd unsecured bond | Jul. 02, 2026 | 2.224% | - | 50,000 | - | 50,000 |
| The 19-1st unsecured bond | Jun. 12, 2027 | 3.691% | - | 50,000 | - | 50,000 |
| The 19-2nd unsecured bond | Jun. 12, 2029 | 3.783% | - | 50,000 | - | 50,000 |
| The 20-1st unsecured bond | Jun. 16, 2028 | 4.241% | - | 35,000 | - | - |
| The 20-2nd unsecured bond | Jun. 15, 2029 | 4.298% | - | 40,000 | - | - |
| The 149-2nd Won-denominated unsecured bond | Mar. 10, 2026 | - | - | - | - | 30,000 |
| The 152-2nd Won-denominated unsecured bond | Aug. 28, 2026 | 1.982% | - | 20,000 | - | 20,000 |
| The 156-2nd Won-denominated unsecured bond [2] | Mar. 25, 2032 | 10Y CMS+0.965% | - | 40,000 | - | 40,000 |
| The 159-2nd Won-denominated unsecured bond | Aug. 11, 2027 | 4.505% | - | 30,000 | - | 30,000 |
| The 163-1st Won-denominated unsecured bond | Feb. 20, 2026 | - | - | - | - | 20,000 |
| The 163-2nd Won-denominated unsecured bond | Feb. 22, 2028 | 4.311% | - | 80,000 | - | 80,000 |
| The 164-3rd Won-denominated unsecured bond | Apr. 14, 2028 | 4.220% | - | 30,000 | - | 30,000 |
| The 165-2nd Won-denominated unsecured bond | Nov. 09, 2026 | 3.932% | - | 10,000 | - | 10,000 |
| The 165-3rd Won-denominated unsecured bond | May. 07, 2027 | 3.972% | - | 30,000 | - | 30,000 |
| The 170th Won-denominated unsecured bond | Jun. 12, 2026 | 3.688% | - | - | - | 50,000 |
| The 171-1st Won-denominated unsecured bond | Jun. 11, 2027 | 3.330% | - | 20,000 | - | 20,000 |
| The 171-2nd Won-denominated unsecured bond | Aug. 12, 2027 | 3.329% | - | 60,000 | - | 60,000 |
| The 172-1st Won-denominated unsecured bond | Mar. 06, 2026 | - | - | - | - | 10,000 |
| The 172-2nd Won-denominated unsecured bond | Mar. 09, 2026 | - | - | - | - | 40,000 |
| The 172-3rd Won-denominated unsecured bond | Sep. 09, 2026 | 3.474% | - | 30,000 | - | 30,000 |

36

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

| *(In millions of Korean won and foreign currencies in thousands)* | | | June 30, 2026 | | December 31, 2025 | |
|---|---|---|---|---|---|---|
| Type | Maturity | Annual interest rates | Foreign currency | Korean won | Foreign currency | Korean won |
| The 173-1st Won-denominated unsecured bond | Sep. 23, 2027 | 3.291% | - | 60,000 | - | 60,000 |
| The 173-2nd Won-denominated unsecured bond | Sep. 24, 2027 | 3.291% | - | 50,000 | - | 50,000 |
| The 173-3rd Won-denominated unsecured bond | Oct. 22, 2027 | 3.292% | - | 40,000 | - | 40,000 |
| The 175-2nd Won-denominated unsecured bond | Dec. 10, 2027 | 3.101% | - | 50,000 | - | 50,000 |
| The 176th Won-denominated unsecured bond | Dec. 18, 2026 | 3.134% | - | 70,000 | - | 70,000 |
| The 177-1st Won-denominated unsecured bond | Jul. 09, 2027 | 3.097% | - | 70,000 | - | 70,000 |
| The 177-2nd Won-denominated unsecured bond | Jul. 12, 2027 | 3.097% | - | 70,000 | - | 70,000 |
| The 177-3rd Won-denominated unsecured bond | Jan. 09, 2029 | 3.115% | - | 30,000 | - | 30,000 |
| The 177-4th Won-denominated unsecured bond | Jan. 09, 2030 | 3.140% | - | 40,000 | - | 40,000 |
| The 178-1st Won-denominated unsecured bond | Feb. 28, 2029 | 3.026% | - | 50,000 | - | 50,000 |
| The 178-2nd Won-denominated unsecured bond | Feb. 28, 2030 | 3.087% | - | 30,000 | - | 30,000 |
| The 179-1st Won-denominated unsecured bond | Sep. 23, 2027 | 3.013% | - | 10,000 | - | 10,000 |
| The 179-2nd Won-denominated unsecured bond | Sep. 24, 2027 | 3.013% | - | 40,000 | - | 40,000 |
| The 179-3rd Won-denominated unsecured bond | Mar. 24, 2028 | 3.038% | - | 50,000 | - | 50,000 |
| The 179-4th Won-denominated unsecured bond | Mar. 25, 2030 | 3.126% | - | 20,000 | - | 20,000 |
| The 179-5th Won-denominated unsecured bond | Sep. 25, 2030 | 3.178% | - | 20,000 | - | 20,000 |
| The 180-1st Won-denominated unsecured bond | Apr. 03, 2028 | 2.989% | - | 90,000 | - | 90,000 |
| The 180-2nd Won-denominated unsecured bond | Apr. 04, 2028 | 2.989% | - | 70,000 | - | 70,000 |

37

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

*(In millions of Korean won and foreign currencies in thousands)*

| | | | June 30, 2026 | | December 31, 2025 | |
|---|---|---|---|---|---|---|
| **Type** | **Maturity** | **Annual interest rates** | **Foreign currency** | **Korean won** | **Foreign currency** | **Korean won** |
| The 180-3rd Won-denominated unsecured bond | Apr. 04, 2029 | 3.026% | - | 40,000 | - | 40,000 |
| The 181-1st Won-denominated unsecured bond | Nov. 22, 2027 | 2.730% | - | 80,000 | - | 80,000 |
| The 181-2nd Won-denominated unsecured bond | May. 22, 2028 | 2.781% | - | 100,000 | - | 100,000 |
| The 181-3rd Won-denominated unsecured bond | May. 22, 2029 | 2.851% | - | 40,000 | - | 40,000 |
| The 182-1st Won-denominated unsecured bond | Feb. 11, 2028 | 2.776% | - | 30,000 | - | 30,000 |
| The 182-2nd Won-denominated unsecured bond | Jun. 13, 2028 | 2.822% | - | 70,000 | - | 70,000 |
| The 183th Won-denominated unsecured bond | Aug. 22, 2028 | 2.798% | - | 80,000 | - | 80,000 |
| The 184-1st Won-denominated unsecured bond | Oct. 20, 2028 | 2.800% | - | 80,000 | - | 80,000 |
| The 184-2nd Won-denominated unsecured bond | Oct. 19, 2029 | 2.894% | - | 20,000 | - | 20,000 |
| The 185th Won-denominated unsecured bond | Dec. 10, 2027 | 3.291% | - | 80,000 | | 80,000 |
| The 186-1st Won-denominated unsecured bond | Feb. 19, 2027 | 2.952% | - | 60,000 | - | - |
| The 186-2nd Won-denominated unsecured bond | Mar. 19, 2027 | 2.962% | - | 30,000 | - | - |
| The 187-1st Won-denominated unsecured bond | Feb. 23, 2027 | 3.129% | - | 60,000 | - | - |
| The 187-2nd Won-denominated unsecured bond | Feb. 24, 2027 | 3.129% | - | 30,000 | - | - |
| The 187-3rd Won-denominated unsecured bond | Aug. 23, 2027 | 3.286% | - | 10,000 | - | - |
| The 187-4th Won-denominated unsecured bond | Feb. 23, 2028 | 3.521% | - | 10,000 | - | - |
| The 188-1st Won-denominated unsecured bond | Mar. 06, 2028 | 3.552% | - | 60,000 | - | - |
| The 188-2nd Won-denominated unsecured bond | Mar. 06, 2029 | 3.765% | - | 20,000 | - | - |
| The 188-3rd Won-denominated unsecured bond | Mar. 07, 2029 | 3.765% | - | 20,000 | - | - |

38

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

| *(In millions of Korean won and foreign currencies in thousands)* | | | June 30, 2026 | | December 31, 2025 | |
|---|---|---|---|---|---|---|
| **Type** | **Maturity** | **Annual interest rates** | **Foreign currency** | **Korean won** | **Foreign currency** | **Korean won** |
| The 189-1st Won-denominated unsecured bond | Mar. 20, 2027 | 3.380% | - | 40,000 | - | - |
| The 189-2nd Won-denominated unsecured bond | Oct. 20, 2027 | 3.583% | - | 20,000 | - | - |
| The 189-3rd Won-denominated unsecured bond | Apr. 20, 2028 | 3.810% | - | 40,000 | - | - |
| The 190-1st Won-denominated unsecured bond | May. 14, 2027 | 3.381% | - | 50,000 | - | - |
| The 190-2nd Won-denominated unsecured bond | May. 12, 2028 | 4.020% | - | 60,000 | - | - |
| The 191th Won-denominated unsecured bond | Oct. 10, 2028 | 4.285% | - | 100,000 | - | - |
| Subtotal | | | | 9,188,594 | | 8,720,089 |
| Less: Current portion | | | | (2,429,186) | | (1,653,217) |
| Discount on bonds | | | | (20,986) | | (23,314) |
| Total | | | | ₩ 6,738,422 | | ₩ 7,043,558 |

[1] As at June 30, 2026, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program ("MTNP") registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

[2] The interest rates for Daily SOFR and CMS (10Y) are approximately 3.680% and 3.928%, respectively, as at June 30, 2026.

39

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

## 2) Borrowings

### a. Short-term borrowings

*(In millions of Korean won)*

| | | | June 30, 2026 | | December 31, 2025 | |
|---|---|---|---|---|---|---|
| **Type** | **Financial institution** | **Annual interest rates** | **Foreign currency** | **Korean won** | **Foreign currency** | **Korean Won** |
| Operational | | | | | | |
| | Shinhan Bank [1] | 4.900% | ₩ | 5,000 | ₩ | 9,290 |
| | | Term SOFR(3M)+1.150% | USD 25,000 | 38,538 | USD 35,000 | 50,222 |
| | | 3.350% | - | 70,000 | - | 70,000 |
| | Korea Development | 4.050% | - | 15,000 | - | - |
| | Bank | - | - | - | - | 24,600 |
| | Industrial Bank of Korea | 4.269% | - | 6,000 | - | 6,000 |
| | Hana Bank [1] | FB(6M)+2.109% | - | 5,000 | - | 5,000 |
| | KB SECURITIES | 3.280% | - | 20,000 | - | - |
| | | - | - | - | - | 90,000 |
| | NongHyup Bank [1] | MOR(6M)+1.730% | - | 1,000 | | 1,000 |
| | Korea Investment & | 3.260%~3.850% | - | 155,000 | - | - |
| | Securities | - | - | - | | 70,000 |
| | Samsung Securities Co., Ltd. | 3.850% | - | 20,000 | - | - |
| | Kiwoom Securities Co., Ltd. | - | - | - | - | 10,000 |
| | Shinhan Securities Co., Ltd. | - | - | - | - | 198,855 |
| | Daol Securities Co., Ltd. | 2.600% | - | 99,942 | - | 98,637 |
| | BIDV | 9.800% | VND 10,718,464 | 628 | VND 3,768,081 | 206 |
| | Woori Investment Securities Co., Ltd. | - | - | - | - | 30,000 |
| | BoA[1] | Term SOFR(3M)+0.830% | USD 2,000 | 3,083 | - | - |
| | BCA | 8.500% | IDR 464,510 | 40 | - | - |
| PF loans | Korea Investment Capital | 8.000%~10.000% | - | 71,000 | - | 45,999 |
| | | Total | ₩ | 510,231 | ₩ | 709,809 |

[1] As at June 30, 2026, the interest rates for Term SOFR (3M), Financial Bond (6M), and MOR (6M) are approximately 3.734%, 3.257%, and 3.240%, respectively.

40

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

### b. Long-term borrowings

*(In millions of Korean won and thousands of foreign currencies)*

| Financial institution | Type | Annual interest rates | June 30, 2026 Foreign currency | June 30, 2026 Korean won | December 31, 2025 Foreign currency | December 31, 2025 Korean won |
|---|---|---|---|---|---|---|
| Export-Import Bank of Korea | Inter-Korean Cooperation Fund [1] | 1.000% | - | ₩ 247 | - | ₩ 493 |
| CA-CIB | General loans | 3.020%~3.820% | - | 200,000 | - | 200,000 |
| DBS | General loans | 2.980%~3.820% | - | 200,000 | - | 200,000 |
| | General loans | 3.390% | - | 50,000 | - | 100,000 |
| | Structured loans | 3.390% | - | 50,000 | - | - |
| Shinhan Bank | General loans [2] | Term SOFR(3M)+1.300% | USD 21,127 | 32,567 | USD 21,127 | 30,315 |
| | General loans [2] | Term SOFR(3M)+1.600% | USD 8,640 | 13,319 | USD 8,640 | 12,398 |
| | General loans | - | - | - | - | 16,900 |
| Woori Bank | PF loans [2] | CD(91D)+1.750% | - | 22,336 | - | 25,526 |
| | General loans | CD(91D)+1.400% | - | 18,000 | - | 18,000 |
| | General loans | 4.530% | - | 70,000 | - | - |
| Hi Investment & Securities | CP | 2.302% | - | 98,921 | - | 97,706 |
| Korea Development Bank | General loans | 3.730% | - | 33,000 | - | 33,000 |
| | General loans | 4.270% | - | 10,000 | - | 10,000 |
| KDB Bank Uzbekistan | Secured loans [3] | 23.00% | UZS 27,715,805 | 3,603 | UZS 29,762,533 | 3,572 |
| | Secured loans [3] | 10.30% | USD 5,141 | 8,060 | USD 5,400 | 7,857 |
| Standard Chartered Bank Korea | PF loans | 3.900% | - | 65,000 | - | 65,000 |
| Kookmin Bank | General loans [2] | CD(91D)+1.030% | - | 8,000 | - | 8,000 |
| | General loans [2] | CD(91D)+1.480% | - | 20,000 | - | 20,000 |
| NongHyup Bank | PF loans | 3.900% | - | 70,000 | - | 70,000 |
| Industrial Bank of Korea | PF loans | 3.900% | - | 65,000 | - | 65,000 |
| Kyongnam Bank and others | General loans | 4.300% | - | 48,501 | - | 31,383 |
| Hana Bank and others | PF loans | 4.700% | - | 423,700 | - | 363,838 |
| DB Insurance Co., Ltd. and others | PF loans | 5.550% | - | 72,730 | - | - |
| Bright 1st Co., Ltd. | PF loans | 6.840% | | 10,000 | - | - |
| | Subtotal | | | 1,592,984 | | 1,378,988 |
| Less: Current portion | | | | (1,240,064) | | (136,513) |
| | Total | | | ₩ 352,920 | | ₩ 1,242,475 |

[1] The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

[2] As at June 30, 2026, the interest rates for TERM SOFR (3M) and CD (91D) are approximately 3.734% and 2.920%, respectively.

[3] The general loans are repayable in installments over 3 years after a two-year grace period.

41

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

(2) Repayment schedule of the Group's debentures and borrowings including the portion of current liabilities as at June 30, 2026, is as follows:

*(In millions of Korean won)*

| | | Debentures | | | Borrowings | | | |
|---|---|---|---|---|---|---|---|---|
| | | In local currency | In foreign currency | Sub-total | In local currency | In foreign currency | Sub-total | Total |
| Jul.1, 2026 ~ Jun. 30, 2027 | ₩ | 1,130,000 | 1,300,861 | 2,430,861 | 1,662,121 | 88,174 | 1,750,295 | 4,181,156 |
| Jul.1, 2027 ~ Jun. 30, 2028 | | 1,775,000 | 834,533 | 2,609,533 | 183,000 | 7,775 | 190,775 | 2,800,308 |
| Jul.1, 2028 ~ Jun. 30, 2029 | | 1,135,000 | 1,079,050 | 2,214,050 | 50,000 | 3,888 | 53,888 | 2,267,938 |
| Jul.1, 2029 ~ Jun. 30, 2030 | | 250,000 | - | 250,000 | 82,730 | - | 82,730 | 332,730 |
| After Jul.1, 2030 | | 1,530,000 | 154,150 | 1,684,150 | 25,526 | - | 25,526 | 1,709,676 |
| Total | ₩ | 5,820,000 | 3,368,594 | 9,188,594 | 2,003,377 | 99,837 | 2,103,214 | 11,291,808 |

## 14. Provisions

Changes in provisions for the six-month period ended June 30, 2026 and 2025, are as follows:

| | | 2026 | | | |
|---|---|---|---|---|---|
| *(In millions of Korean won)* | | Litigation | Restoration cost | Others | Total |
| **Beginning balance** | ₩ | 22,539 | 131,821 | 263,525 | 417,885 |
| Transfer and reclassification | | - | (189) | 2,156 | 1,967 |
| Usage | | - | (690) | (42,735) | (43,425) |
| Reversal | | - | (475) | (142) | (617) |
| Others | | - | (218) | 1,580 | 1,362 |
| **Ending balance** | ₩ | 22,539 | 130,249 | 224,384 | 377,172 |
| Less: Current | ₩ | (21,311) | (29,549) | (224,087) | (274,947) |
| Non-current | | 1,228 | 100,700 | 297 | 102,225 |

| | | 2025 | | | |
|---|---|---|---|---|---|
| *(In millions of Korean won)* | | Litigation | Restoration cost | Others | Total |
| **Beginning balance** | ₩ | 21,690 | 141,761 | 60,956 | 224,407 |
| Transfer and reclassification | | 27 | 5,521 | 12,566 | 18,114 |
| Usage | | (27) | (1,526) | (10,278) | (11,831) |
| Reversal | | (100) | (472) | (347) | (919) |
| Others | | - | (548) | - | (548) |
| **Ending balance** | ₩ | 21,590 | 144,736 | 62,897 | 229,223 |
| Less: Current | ₩ | (21,590) | (33,229) | (61,873) | (116,692) |
| Non-current | | - | 111,507 | 1,024 | 112,531 |

42

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 43 15. Net Defined Benefit Liabilities (Assets) (1) The amounts recognized in the statements of financial position as at June 30, 2026 and December 31, 2025, are determined as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Present value of defined benefit obligations ₩ 2,207,582 2,306,248 Fair value of plan assets (2,103,240) (2,292,457) Liabilities ₩ 153,783 85,631 Assets ₩ 49,441 71,840 (2) Changes in the defined benefit obligations for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning ₩ 2,306,248 2,232,898 Current service cost 117,367 114,439 Interest expense 37,061 32,485 Benefit paid (249,094) (69,209) Remeasurements on defined benefit obligations: (8,425) 7,496 Changes in scope of consolidation - (11,308) Others 4,425 446 Ending ₩ 2,207,582 2,307,247 (3) Changes in the fair value of plan assets for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Beginning ₩ 2,292,457 2,153,792 Interest income 39,053 33,581 Remeasurements on plan assets: (8,511) 112 Employer contributions 4,314 6,133 Benefits paid (225,263) (65,555) Changes in scope of consolidation - (11,636) Others 1,190 (1,441) Ending ₩ 2,103,240 2,114,986

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 44 (4) Amounts recognized in the consolidated statement of profit or loss for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Current service cost ₩ 117,367 114,439 Net interest income (1,992) (1,096) Transfer out (5,973) (6,943) Others 3,029 - Total expenses ₩ 112,431 106,400 16. Commitments and Contingencies (1) As at June 30, 2026, major commitments with local financial institutions are as follows: (In millions of Korean won and foreign currencies in thousands) Financial institution Limit Used amount Bank overdraft Kookmin Bank and others ₩ 374,000 - Inter-Korean Cooperation Fund Export-Import Bank of Korea 37,700 246 Economic Cooperation Business Insurance Export-Import Bank of Korea 3,240 1,732 Collateralized loan on electronic accounts receivable-trade Shinhan Bank and others 1,010,901 194,505 Plus electronic notes payable Industrial Bank of Korea 50,000 - Working capital loan Korea Development Bank and others 1,356,600 203,000 Shinhan Bank USD 54,767 USD 54,767 Facility loans Shinhan Bank and others 1,008,900 827,156 Derivatives transaction limit Korea Development Bank and others USD 1,920,000 USD 1,920,000 Shinhan Bank and others JPY 30,000,000 JPY 30,000,000 Total KRW 3,841,341 1,226,639 USD 1,974,767 1,974,767 JPY 30,000,000 30,000,000

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 45 (2) As at June 30, 2026, guarantees received from financial institutions and others are as follows: (In millions of Korean won and foreign currencies in thousands) Financial institution Limit Hana Bank Guarantee for payment in Korean currency 4,000 Comprehensive credit line and others 2,900 Performance guarantee and others USD 1,200 Comprehensive credit line and others USD 9,100 Kookmin Bank Guarantee for payment in foreign currency USD 3,186 Shinhan Bank Guarantee for payment in Korean currency 44,424 Guarantee for payment in foreign currency USD 97,993 Corporate card issuance guarantee VND 241,567 Woori Bank Guarantee for payment in Korean currency 11 Guarantee for payment in foreign currency USD 5,000 Performance guarantee and others USD 150 Vietcombank Corporate card issuance guarantee VND 50,000 Seoul Guarantee Insurance 509,302 Company Performance guarantee and others USD 119 Korea Software Financial Cooperative Performance guarantee and others 1,706,890 Korea Housing Finance Corporation Performance guarantee and others 135 Korea Housing & Urban Guarantee Corporation Performance guarantee and others 25,526 Information & Communication Financial Cooperative Performance guarantee and others 838,405 ACE American Fire and Marine Insurance Co. Performance guarantee and others USD 10,000 Total KRW 3,131,593 USD 126,748 VND 291,567

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 46 (3) The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2026, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ₩ 428 million(as at December 31, 2025: ₩ 428 million). (4) For the six-month period ended June 30, 2026, and the year ended December 31,2025, the Group entered into agreements with the Securitization Specialty Companies (2026: First 5G 85th to 87th Securitization Specialty Co., Ltd., 2025: First 5G 79th to 84th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company. (5) As at June 30, 2026, the Group is a defendant in 196 lawsuits with a total claimed amount of ₩ 145,742 million (as at December 31, 2025: ₩ 158,621 million). As at June 30, 2026, litigation provisions of ₩ 22,539 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as at June 30, 2026 (Note 14). (6) Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets. (7) As at June 30, 2026, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants. (8) As at June 30, 2026, the agreement amount for the acquisition of property and equipment, intangible assets, and investment properties that are not yet recognized amounts to ₩ 441,098 million (as at December 31, 2025: ₩ 399,817 million). (9) The Group entered into an agreement with financial investors of Epsilon Global Communications PTE. Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right and Drag-Along Right for the convertible preferred shares they hold (Note 6). (10) The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As at June 30, 2026, remaining amounts of USD 23,250 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future. (11) As at June 30, 2026, the Group has an obligation of ₩ 470,160 million (100%) to provide financial support as an operating investor to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure. (12) The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 47 (13) The Group entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6). (14) As at June 30, 2026, The Group has the obligation to pay minimum guarantees for utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement. (15) As at June 30, 2026, the Group exercised a put option on all of its shares in KT Rwanda Networks Ltd. pursuant to the shareholders’ agreement with the Rwandan government. Following an objection raised by the Rwandan government on the exercise of the put option, an international arbitration proceeding is ongoing at an international arbitration institution located in Mauritius, and the outcome of the arbitration remains uncertain.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 48 (16) Details of property and equipment and investment properties provided as collateral as at June 30, 2026 and December 31, 2025, are as follows: (in millions of Korean won) June 30, 2026 Collateral Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings1 ₩ 1,292,951 803,540 Borrowings 644,327 Industrial Bank of Korea/Shinhan Bank/Hana Bank and others Land and buildings 1,305,771 120,888 Deposits received 103,282 Leaseholders (in millions of Korean won) December 31, 2025 Collateral Carrying amount Secured amount Related account Related amount Mortgagee Land and buildings1 ₩ 1,300,290 810,057 Borrowings 647,638 Industrial Bank of Korea/Shinhan Bank/Hana Bank and others Land and buildings 1,290,020 110,273 Deposits received 91,806 Leaseholders 1The carrying amount of the real estate entrusted under the real estate collateral trust agreement entered into with Kyobo Real Estate Trust is included. In addition, the priority beneficiary rights, insurance claim rights, and pledge over the deposits in the loan disbursement account under the trust agreement have been provided as collateral for the borrowings to the financial institution (17) The Group has established supplier finance agreements with some suppliers, and suppliers participating in the supplier finance agreement can receive early payment on invoices sent to the Group from the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As at June 30, 2026, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ₩ 21,230 million (as at December 31, 2025: ₩ 46,011 million). Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ₩ 8,444 million (as at December 31, 2025: ₩ 19,196 million). There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement. (18) The Group entered into a 60-month commitment agreement with Microsoft for the use of Azure services from Oct 1, 2024 to Sep 30, 2029, with a total committed amount of ₩ 1,365 billion. Any unused committed amounts may be carried forward and utilized for up to four years after the contractual term, subject to the agreement and Microsoft's policies.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 49 17. Leases Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 10. (1) Amounts recognized in the consolidated statement of financial position The consolidated statements of financial position shows the following amounts relating to leases: (In millions of Korean won) June 30, 2026 December 31, 2025 Right-of-use assets Property and buildings ₩ 1,248,981 1,307,484 Machinery and communication line facilities 111,374 125,715 Others 85,932 104,918 Total ₩ 1,446,287 1,538,117 (In millions of Korean won) June 30, 2026 December 31, 2025 Lease liabilities1 Current ₩ 366,497 379,291 Non-current 977,861 1,043,915 Total ₩ 1,344,358 1,423,206 1 Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position (Note 8). For the six-month periods ended June 30, 2026 and 2025, right-of-use assets related to leases increased by ₩ 133,113 million and ₩ 155,504 million, respectively.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 50 (2) Amounts recognized in the consolidated statement of profit or loss The consolidated statement of profit or loss relating to leases for the six-month period ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Depreciation of right-of-use assets Property and buildings ₩ 164,939 158,005 Machinery and communication line facilities 30,501 12,652 Others 31,988 42,648 Total ₩ 227,428 213,305 Interest expense relating to lease liabilities ₩ 26,069 21,308 Expense relating to short-term leases 4,490 5,794 Expense relating to leases of low-value assets that are not short-term leases 8,865 13,333 Expense relating to variable lease payments not included in lease liabilities 6,247 6,705 The total cash outflow for leases for the six-month periods ended June 30, 2026 and 2025, is ₩ 262,552 million and ₩ 247,289 million, respectively. 18. Retained Earnings Details of retained earnings as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Legal reserve 1 ₩ 782,249 782,249 Voluntary reserves 4,651,362 4,651,362 Unappropriated retained earnings 10,036,353 9,530,721 Total ₩ 15,469,964 14,964,332 1The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 51 19. Other Components of Equity (1) The Group’s other components of equity, as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Treasury stock ₩ (609,979) (461,135) Gain on disposal of treasury stock 3,347 2,828 Share-based compensation 2,630 7,119 Equity transactions within consolidated entities 1 (425,459) (425,527) Total ₩ (1,029,461) (876,715) 1 Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included. (2) As at June 30, 2026 and December 31, 2025, the details of treasury stock, are as follows: June 30, 2026 December 31, 2025 Number of shares (in shares) 13,489,877 10,926,622 Amount (in millions of Korean won) ₩ 609,979 461,135 Treasury stock held as at June 30, 2026, is expected to be used for stock compensation for the Group’s directors, employees, and for other purposes. 20. Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities (1) The Group has recognized the following amounts as revenue for the six-month periods ended June 30, 2026 and 2025: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Revenue from contracts with customers ₩ 6,593,131 13,291,651 7,359,709 14,144,784 Revenue from other sources 86,735 166,663 67,628 127,670 Total ₩ 6,679,866 13,458,314 7,427,337 14,272,454

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 52 (2) Operating revenues for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Services provided ₩ 5,922,901 11,656,327 5,817,691 11,518,086 Sales of goods 756,965 1,801,987 1,609,646 2,754,368 Total ₩ 6,679,866 13,458,314 7,427,337 14,272,454 Revenue from providing services is recognized over time and revenue from sales of goods is recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method. (3) The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers as at June 30, 2026 and December 31, 2025 are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Contract assets 1 ₩ 1,297,983 1,111,973 Contract liabilities 1 235,945 267,622 Deferred revenue 2 95,881 94,302 1 The Group recognized contract assets of ₩ 262,835 million and contract liabilities of ₩ 23,894 million for long-term construction contracts as at June 30, 2026 (December 31, 2025: contract assets of ₩ 85,713 million and contract liabilities of ₩ 27,884 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities. 2 Deferred revenue related to government grant is excluded. (4) The contract costs recognized as assets as at June 30, 2026 and December 31, 2025 are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Incremental costs of obtaining a contract ₩ 1,999,489 2,018,168 Cost of contract performance 83,503 80,920 Total ₩ 2,082,992 2,099,088 As at June 30, 2026, the Group recognized ₩ 1,000,388 million (six-month period ended June 30, 2025: ₩ 872,759 million) of operating expenses related to contract cost assets.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 53 (5) For the six-month periods ended June 30, 2026 and 2025, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Revenue recognized from the beginning balance of contract liabilities Allocation of the transaction price ₩ 30,236 112,967 54,710 118,625 Deferred revenue of joining/installment fees 12,406 25,841 11,818 24,303 Total ₩ 42,642 138,808 66,528 142,928 21. Operating Expenses (1) Operating expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Employee benefit cost ₩ 1,173,890 2,347,764 1,119,356 2,241,191 Depreciation 685,901 1,380,087 715,724 1,431,552 Depreciation of right-of-use assets 112,615 227,428 108,808 213,305 Amortization of intangible assets 142,556 290,892 151,367 299,718 Commissions 358,063 712,317 395,929 790,557 Interconnection charges 97,689 194,170 100,132 197,497 International interconnection fees 35,594 75,659 30,566 61,506 Purchase of inventories 789,579 1,947,394 733,969 1,567,357 Changes of inventories (88,109) (209,523) 409,970 496,294 Sales promotion expense and sales commissions 627,534 1,258,128 596,675 1,165,361 Service costs 679,911 1,289,314 609,205 1,209,604 Utilities 130,816 270,372 126,735 263,518 Taxes and dues 66,167 131,451 63,061 127,502 Rent 22,488 59,583 33,944 73,067 Insurance premiums 16,933 32,889 14,296 31,446 Installation fees 41,782 79,989 37,925 83,764 Advertising expenses 35,552 67,817 37,337 69,587 Research and development expenses 44,064 108,608 39,019 100,432 Card service costs 691,274 1,342,599 699,844 1,372,489 Others 367,252 720,360 388,657 773,118 Total ₩ 6,031,551 12,327,298 6,412,519 12,568,865

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 54 (2) Details of employee benefits for the six-month periods ended June 30, 2026 and 2025, are as follows: 2026 2025 Three-month Six-month Three-month Six-month Short-term salaries and wages ₩ 1,089,731 2,167,906 1,044,938 2,081,133 Post-employment benefits (defined benefit plan) 57,803 112,431 53,113 106,400 Post-employment benefits (defined contribution plan) 20,534 43,309 17,702 38,424 Share-based payment 2,861 6,772 2,893 5,233 Others 2,961 17,346 710 10,001 Total ₩ 1,173,890 2,347,764 1,119,356 2,241,191 22. Other Income and Other Expenses (1) Other income for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Gain on disposal of property and equipment and investment properties ₩ 4,940 22,145 496 10,328 Gain on disposal of intangible assets 22 22 - 1,641 Gain on disposal of right-of-use assets 704 937 725 1,664 Compensation on impairment of property and equipment 62,800 110,502 (2,885) 14,681 Income from government subsidies 30 463 72 117 Gain on disposal of investments in associates - 21,501 903 8,384 Gain on disposal of subsidiaries - - - 10,156 Others 6,430 15,720 9,973 27,675 Total ₩ 74,926 171,290 9,284 74,646 (2) Other expenses for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Loss on disposal of property and equipment and investment properties ₩ 24,684 52,853 11,454 26,002 Loss on disposal of intangible assets 179 875 3,437 5,305 Loss on disposal of right-of-use assets 348 580 727 1,634 Loss on disposal of subsidiaries - - 6,161 6,564 Donations 487 8,044 1,987 5,718 Other allowance for bad debts 7,368 12,271 3,623 8,075 Others 1 73,289 89,432 8,712 20,613 Total ₩ 106,355 164,055 36,101 73,911

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 55 1 The amount includes an administrative fine of ₩53,979 million imposed by the Personal Information Protection Commission during the six-month period ended June 30, 2026 in relation to a personal data breach and unauthorized small-amount payment transactions. 23. Financial Income and Costs (1) Details of finance income for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 Three-month Six-month Three-month Six-month Interest income ₩ 59,503 122,150 66,615 132,881 Gain on foreign currency transactions 6,140 11,122 6,802 11,696 Gain on foreign currency translation 17,331 24,746 257,564 268,604 Gain on derivatives transactions (14) 1,389 78 154 Gain on valuation of derivatives 58,640 221,875 3,169 19,664 Dividend income 15,326 39,374 12,701 41,504 Others 18,546 20,135 1,207 1,727 Total ₩ 175,472 440,791 348,136 476,230 (2) Details of finance costs for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 ₩ Three-month Six-month Three-month Six-month Interest expenses 98,862 193,057 95,760 188,843 Loss on foreign currency transactions 4,371 9,639 6,037 8,539 Loss on foreign currency translation 60,180 234,825 13,704 26,151 Loss on derivatives transactions - - - 4,742 Loss on valuation of derivatives 1,110 5,731 247,742 256,303 Loss on disposal of trade receivables 5,017 7,969 2,452 3,467 Loss on valuation of financial instruments 4,090 4,090 9,515 9,653 Others 901 258 1,737 3,608 Total ₩ 174,531 455,569 376,947 501,306 24. Income Tax Expense Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2026, is 25.0%

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 56 25. Earnings per Share Basic earnings per share for the six-month periods ended June 30, 2026 and 2025, are calculated as follows: (1) Basic Earnings per Share Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock. 2026 2025 Three-month Six-month Three-month Six-month Profit attributable to ordinary shares of owners of the Controlling Company (in millions of Korean won) ₩ 439,791 791,754 687,667 1,227,236 Weighted average number of ordinary shares outstanding (in number of shares) 240,272,117 240,681,775 243,812,057 244,777,361 Basic earnings per share (In Korean won) ₩ 1,830 3,290 2,820 5,014 (2) Diluted Earnings per Share Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments: 2026 2025 Three-month Six-month Three-month Six-month Profit attributable to ordinary shares (in millions of Korean won) ₩ 439,791 791,754 687,667 1,227,236 Adjusted net income attributable to ordinary shares (in millions of Korean won) (125) (278) (309) (566) Diluted profit attributable to ordinary shares (in millions of Korean won) ₩ 439,666 791,476 687,358 1,226,670 Number of dilutive potential ordinary shares Outstanding 1 (in number of shares) 86,386 103,553 26,121 65,166 Weighted average number of ordinary shares outstanding (in number of shares) 240,358,503 240,785,328 243,838,178 244,842,527 Diluted earnings per share (in Korean won) ₩ 1,829 3,287 2,819 5,010 1 The dilutive potential common shares consist of share-based compensation. Diluted earnings per share represents net income for the six-month periods attributable to each ordinary share and dilutive potential ordinary share. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 57 26. Cash Generated from Operations (1) Cash flows from operating activities for the six-month periods ended June 30, 2026 and 2025, are as follows: (In millions of Korean won) 2026 2025 1. Profit for the period ₩ 868,857 1,300,081 2. Adjustments for: 2,476,002 2,488,703 Income tax expense 289,766 386,678 Interest income 1 (187,284) (189,858) Interest expense 1 232,561 224,045 Dividend income 2 (60,210) (42,894) Depreciation 1,396,661 1,456,806 Amortization of intangible assets 294,791 303,639 Depreciation of right-of-use assets 227,428 213,305 Post-employment benefits (defined benefits) 118,404 113,343 Impairment losses on trade receivables 58,541 55,726 Share of net profit or loss of associates and joint ventures (33,982) (7,310) Gain on disposal of subsidiaries and associates (21,501) (11,976) Loss on disposal of property and equipment and investment properties 30,708 15,674 Impairment loss on property and equipment 81 - Gain on disposal of right-of-use assets (357) (30) Loss on disposal of intangible assets 853 3,664 Impairment loss on intangible assets 199 822 Loss (gain) on foreign currency translation 209,618 (242,288) Loss (gain) on valuation and settlement of derivatives (216,155) 240,209 Loss on disposal of financial assets at amortized cost 3 18 Loss (gain) on disposal of financial assets at fair value through profit or loss (7,750) 3,392 Loss (gain) on valuation of financial assets at fair value through profit or loss 3 (8,476) 8,545 Others 152,103 (42,807) 3. Changes in operating assets and liabilities (1,019,184) (995,641) Increase in trade receivables (97,057) (151,788) Increase in other receivables (624,780) (523,632) Increase in other current assets (134,899) (332,086) Increase in other non-current assets (151,492) (104,486) Decrease (increase) in inventories (189,171) 624,842 Increase (decrease) in trade payables (139,715) 83,474 Increase in other payables 195,263 56,735 Increase (decrease) in other current liabilities 198,957 (616,402) Increase (decrease) in other non-current liabilities 1,937 (1,729) Increase (decrease) in provisions (37,421) 1,223 Increase (decrease) in deferred revenue (1,115) 887 Decrease in plan assets 251,227 232,174 Payment of post-employment benefits (defined benefit) (290,918) (264,853) 4. Cash generated from operations (1+2+3) ₩ 2,325,675 2,793,143 1 Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ₩ 65,134 million (for the six-month period ended June 30, 2025: ₩ 56,977 million) recognized as operating revenue and interest expense of ₩ 39,504 million (for the six-month period ended June 30, 2025: ₩ 35,202 million) recognized as operating expense, for the six-month period ended June 30, 2026, are included in the adjustment.

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

[2] BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ₩ 20,826 million that is recognized as operating revenue for the six-month period ended June 30, 2026 (six-month period ended June 30, 2025: ₩ 1,384 million) is included in the adjustment.

[3] Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ₩ 173 million (for the six-month period ended June 30, 2025: net loss on valuation of financial assets at fair value through profit or loss of ₩ 330 million) that is recognized as operating revenue and expense, for the six-month period ended June 30, 2026, is included in the adjustment.

(2) Significant transactions not affecting cash flows for the six-month periods ended June 30, 2026 and 2025, are as follows:

| *(In millions of Korean won)* | | 2026 | 2025 |
|---|---|---|---|
| Reclassification of current portion of borrowings | ₩ | 2,412,682 | 743,561 |
| Reclassification of construction-in-progress to property and equipment | | 904,090 | 706,874 |
| Change of other payables relating to acquisition of property and equipment | | (140,746) | (370,189) |
| Change of other payables relating to acquisition of intangible assets | | 135,214 | (275,382) |
| Reclassification of other payables from net defined benefit liabilities | | (10,493) | (23,766) |

## 27. Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the six-month periods ended June 30, 2026 and 2025, are as follows:

| *(In millions of Korean won)* | | 2026 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Others | | | | |
| | | Beginning | Cash flows | Acquisition | Changes in FX rate | Fair value change | Other changes | Ending |
| Borrowings | ₩ | 10,785,572 | 15,451 | - | 227,381 | - | 242,419 | 11,270,823 |
| Lease liabilities | | 1,423,206 | (217,199) | 130,634 | - | - | 7,717 | 1,344,358 |
| Derivative liabilities | | 13,862 | - | - | - | (11,881) | - | 1,981 |
| Derivative assets | | (315,537) | - | - | - | (215,501) | - | (531,038) |
| Total | ₩ | 11,907,103 | (201,748) | 130,634 | 227,381 | (227,382) | 250,136 | 12,086,124 |

| *(In millions of Korean won)* | | 2025 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | Others | | | | |
| | | Beginning | Cash flows | Acquisition | Changes in FX rate | Fair value change | Other changes | Ending |
| Borrowings | ₩ | 10,520,691 | 484,284 | 22,990 | (265,798) | - | (11,981) | 10,750,186 |
| Lease liabilities | | 1,059,453 | (202,157) | 202,512 | - | - | (52,995) | 1,006,813 |
| Derivative liabilities | | 3 | 405 | - | - | 8,896 | - | 9,304 |
| Derivative assets | | (445,471) | (3,724) | - | - | 219,043 | 3,993 | (226,159) |
| Total | ₩ | 11,134,676 | 278,808 | 225,502 | (265,798) | 227,939 | (60,983) | 11,540,144 |

58

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

## 28. Segment Information

(1) The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

| Details | Business service |
|---|---|
| ICT | Mobile/fixed line telecommunication service and convergence business, B2B business and others |
| Finance | Credit card business |
| Satellite TV | Satellite TV business |
| Real estate | Residential building development and supply |
| Others | IT, facility security, global business, and others |

(2) Details of each segment for the six-month periods ended June 30, 2026 and 2025, are as follows:

*(In millions of Korean won)*

| | | 2026 | | | | | |
|---|---|---|---|---|---|---|---|
| | | Operating revenues | | Operating profit | | Depreciation and amortization [1] | |
| | | Three-month | Six-month | Three-month | Six-month | Three-month | Six-month |
| ICT | ₩ | 4,523,419 | 9,358,050 | 388,950 | 702,878 | 801,112 | 1,597,805 |
| Finance | | 851,639 | 1,647,115 | 45,121 | 92,965 | 10,297 | 17,194 |
| Satellite TV | | 176,031 | 349,300 | 7,963 | 15,199 | 50,664 | 61,529 |
| Real estate | | 251,554 | 482,747 | 59,188 | 110,843 | 18,627 | 37,252 |
| Others | | 2,354,960 | 4,566,691 | 147,149 | 226,527 | 56,670 | 216,273 |
| Subtotal | | 8,157,603 | 16,403,903 | 648,371 | 1,148,412 | 937,370 | 1,930,053 |
| Elimination | | (1,477,737) | (2,945,589) | (56) | (17,396) | 24,175 | (11,173) |
| Consolidated amount | ₩ | 6,679,866 | 13,458,314 | 648,315 | 1,131,016 | 961,545 | 1,918,880 |

[1] Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

59

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025

*(In millions of Korean won)*

| | | 2025 | | | | | |
|---|---|---|---|---|---|---|---|
| | | Operating revenues | | Operating profit | | Depreciation and amortization [1] | |
| | | Three-month | Six-month | Three-month | Six-month | Three-month | Six-month |
| ICT | ₩ | 4,772,823 | 9,454,830 | 468,735 | 868,849 | 812,995 | 1,623,479 |
| Finance | | 838,080 | 1,663,572 | 42,168 | 95,685 | 6,960 | 14,850 |
| Satellite TV | | 170,422 | 340,019 | 14,467 | 27,619 | 10,927 | 22,305 |
| Real estate | | 157,292 | 290,530 | 25,682 | 41,781 | 17,354 | 34,148 |
| Others | | 2,981,133 | 5,333,555 | 448,719 | 625,715 | 157,093 | 311,580 |
| Subtotal | | 8,919,750 | 17,082,506 | 999,771 | 1,659,649 | 1,005,329 | 2,006,362 |
| Elimination | | (1,492,413) | (2,810,052) | 15,047 | 43,940 | (29,430) | (61,787) |
| Consolidated amount | ₩ | 7,427,337 | 14,272,454 | 1,014,818 | 1,703,589 | 975,899 | 1,944,575 |

[1] Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(3) Operating revenues for the six-month periods ended June 30, 2026 and 2025, and non-current assets as at June 30, 2026 and December 31, 2025, by geographical regions, are as follows:

*(In millions of Korean won)*

| | | 2026 | | |
|---|---|---|---|---|
| | | Operating revenues | | Non-current assets[1] |
| Location | | Three-month | Six-month | June 30, 2026 |
| Domestic | ₩ | 6,630,167 | 13,363,540 | 19,857,691 |
| Overseas | | 49,699 | 94,774 | 158,350 |
| Total | ₩ | 6,679,866 | 13,458,314 | 20,016,041 |

[1] Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

*(In millions of Korean won)*

| | | 2025 | | |
|---|---|---|---|---|
| | | Operating revenues | | Non-current assets[1] |
| Location | | Three months | Six months | December 31, 2025 |
| Domestic | ₩ | 7,384,643 | 14,184,419 | 20,074,061 |
| Overseas | | 42,694 | 88,035 | 151,198 |
| Total | ₩ | 7,427,337 | 14,272,454 | 20,225,259 |

[1] Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

60

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

## 29. Related Party Transactions

(1) The list of related parties of the Group as at June 30, 2026, is as follows:

| Relationship | Name of Entity |
|---|---|
| Associates and joint ventures | 50 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts |
| Others [1] | Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company and others |

[1] Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2) Outstanding balances of receivables and payables in relations to transactions with related parties as at June 30, 2026 and December 31, 2025, are as follows:

*(In millions of Korean won)*

| | | | June 30, 2026 | | | | |
|---|---|---|---|---|---|---|---|
| | | | Receivables | | Payables | | |
| Relationship | Name of Entity | | Trade receivables | Other receivables | Trade payables | Other payables | Lease liabilities |
| Associates and joint ventures | K Bank Inc. | ₩ | 845 | 106,456 | 224 | 940 | - |
| | Little Big Pictures | | 235 | 1,377 | - | 623 | - |
| | K-Realty 11th Real Estate Investment Trust Company | | 227 | 1,482 | - | - | 483 |
| | K-Realty No.3 Real Estate General Private Placement Investment | | 182 | - | - | 309 | 94,913 |
| | Others | | 16,500 | 913 | 469 | 1,518 | - |
| Others | Others | | 82 | 63 | - | - | - |
| | Total | ₩ | 18,071 | 110,291 | 693 | 3,390 | 95,396 |

*(In millions of Korean won)*

| | | | December 31, 2025 | | | | |
|---|---|---|---|---|---|---|---|
| | | | Receivables | | Payables | | |
| Relationship | Name of Entity | | Trade receivables | Other receivables | Trade payables | Other payables | Lease liabilities |
| Associates and joint ventures | K Bank Inc. | ₩ | 2,089 | 53,865 | - | 795 | - |
| | Little Big Pictures | | 235 | 1,382 | - | 249 | - |
| | K-Realty 11th Real Estate Investment Trust Company | | 117 | 1,482 | - | - | 1,719 |
| | K-Realty No.3 Real Estate General Private Placement Investment | | 185 | - | - | 299 | 98,474 |
| | Others | | 6,419 | 747 | 161 | 1,228 | - |
| Others | Others | | 228 | 66 | - | - | - |
| | Total | ₩ | 9,273 | 57,542 | 161 | 2,571 | 100,193 |

61

KT Corporation and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025

(3) Significant transactions with related parties for the Six-month periods ended June 30, 2026 and 2025, are as follows:

*(In millions of Korean won)*

| | | | 2026 | | | |
|---|---|---|---|---|---|---|
| | | | Sales | | Purchases | |
| Relationship | Name of Entity | | Operating revenue | Other income | Operating expenses | Others[1] |
| Associates and joint ventures | K Bank Inc. | ₩ | 15,722 | 51 | 17,365 | - |
| | HD Hyundai Robotics Co., Ltd. | | 41 | - | - | - |
| | K-Realty 11th Real Estate Investment Trust Company | | 18 | 100 | 771 | - |
| | K-Realty No.3 Real Estate General Private Placement Investment Company | | - | 165 | 1,670 | - |
| | Gaebong PFV Co., Ltd. | | 5,802 | - | - | - |
| | Others [2] | | 14,433 | 405 | 10,055 | 65 |
| Others | Others | | 1 | 74 | 3 | - |
| | Total | ₩ | 36,017 | 795 | 29,864 | 65 |

[1]The amount of acquisition of property, equipment and others is included.

[2]The transaction amounts include transactions with Storywiz Co., Ltd. up to the date it was excluded from the subsidiaries.

*(In millions of Korean won)*

| | | | 2025 | | | |
|---|---|---|---|---|---|---|
| | | | Sales | | Purchases | |
| Relationship | Name of Entity | | Operating revenue | Other income | Operating expenses | Others[1] |
| Associates and joint ventures | K Bank Inc. | ₩ | 16,125 | - | 12,925 | - |
| | HD Hyundai Robotics Co., Ltd. | | 38 | - | - | - |
| | K-Realty 11th Real Estate Investment Trust Company | | 18 | 100 | 914 | - |
| | K-Realty No.3 Real Estate General Private Placement Investment Company | | 24,980 | 169 | 19 | - |
| | Others [2] | | 12,430 | 353 | 16,694 | 10,554 |
| Others | Others | | 1 | 406 | 85 | - |
| | Total | ₩ | 53,592 | 1,028 | 30,637 | 10,554 |

[1]The amount of acquisition of property, equipment and others is included.

[2] Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included.

*(In millions of Korean won)*

| | | | 2026 | | | 2025 | | |
|---|---|---|---|---|---|---|---|---|
| Relationship | Name of Entity | | Finance income | Finance costs | Dividend Income | Finance income | Finance costs | Dividend income |
| Associates and int ventures | K Bank Inc. | ₩ | 59 | - | 2,300 | 891 | - | - |
| | K-Realty 11th Real Estate Investment Trust Company | | - | 15 | - | - | 42 | 200 |
| | K-Realty No.3 Real Estate General Private Placement Investment Company | | - | 1,662 | - | - | - | - |
| | Others[2] | | - | - | 2,582 | - | - | 5,444 |
| Others | Others | | - | - | 1 | - | - | - |
| | Total | ₩ | 59 | 1,677 | 4,883 | 891 | 42 | 5,644 |

[2] Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included.

62

**KT Corporation and Subsidiaries**
**Notes to the Condensed Consolidated Interim Financial Statements**
**As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025**

(4) Key management compensation for the six-month periods ended June 30, 2026 and 2025, consists of:

| *(In millions of Korean won)* | | 2026 | 2025 |
|---|---|---|---|
| Short-term benefits | ₩ | 1,144 | 1,089 |
| Post-employment benefits | | 1,964 | 140 |
| Share-based compensation | | 455 | 367 |
| Total | ₩ | 3,563 | 1,596 |

(5) Fund transactions with related parties for the six-month periods ended June 30, 2026 and 2025, are as follows:

| *(In millions of Korean won)* | | 2026 | | |
|---|---|---|---|---|
| | | Borrowing transactions[1] | | Equity contributions in cash |
| | | Borrowings | Repayments | |
| **Associates and joint ventures** | | | | |
| IBK-KT Young Entrepreneurs MARS Investment Fund | ₩ | - | - | 6,000 |
| K-Realty 11th Real Estate Investment Trust Company | | - | 1,213 | - |
| Solaire IPTV Content Fund | | - | - | 4,000 |
| Others | | - | 1,646 | 10,819 |
| Total | ₩ | - | 2,859 | 20,819 |

[1] Borrowing transactions include lease transactions.

| *(In millions of Korean won)* | | 2025 | | |
|---|---|---|---|---|
| | | Borrowing transactions[1] | | Equity contributions in cash |
| | | Borrowings | Repayments | |
| **Associates and joint ventures** | | | | |
| IBK-KT Young Entrepreneurs MARS Investment Fund | ₩ | - | - | 6,000 |
| K-Realty 11th Real Estate Investment Trust Company | | - | 914 | - |
| K Bank Inc. | | - | - | 100,000 |
| Others | | - | - | 717 |
| Total | ₩ | - | 914 | 106,717 |

[1] Borrowing transactions include lease transactions.

(6) The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As at June 30, 2026 the Group has a plan to make an additional investment of ₩ 76,234 million.

(7) As at June 30, 2026, the limit of the credit card contract provided by the Group to K Bank Inc. and others is ₩ 1,594 million (December 31, 2025: ₩ 1,486 million).

63

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 64 30. Fair Value (1) Fair Value of Financial Instruments by Category Carrying amount and fair value of financial instruments by category as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Financial assets Cash and cash equivalents ₩ 3,049,813 1 3,506,971 1 Trade and other receivables Financial assets at amortized cost 2 8,186,519 1 7,572,857 1 Financial assets at fair value through other comprehensive income 100,985 100,985 107,644 107,644 Other financial assets Financial assets at amortized cost 1,662,713 1 1,476,527 1 Financial assets at fair value through profit or loss 996,507 996,507 774,557 774,557 Financial assets at fair value through other comprehensive income 3,207,742 3,207,742 2,423,277 2,423,277 Derivative financial assets for hedging 531,038 531,038 315,537 315,537 Total ₩ 17,735,317 16,177,370 Financial liabilities Trade and other payables ₩ 6,890,145 1 6,693,177 1 Borrowings 11,270,823 11,081,578 10,785,572 9,722,743 Other financial liabilities Financial liabilities at amortized cost 1,026,315 1 999,020 1 Financial liabilities at fair value through profit or loss - - 105,810 105,810 Derivative financial liabilities for hedging 1,981 1,981 13,862 13,862 Total ₩ 19,189,264 18,597,441 1 The Group did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value. 2 Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 65 (2) Fair Value Hierarchy  Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.  Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.  Level 3: The unobservable inputs for the asset or liability. Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 100,985 - 100,985 Other financial assets Financial assets at fair value through profit or loss - 243,081 753,426 996,507 Financial assets at fair value through other comprehensive income 2,838,049 4,984 364,709 3,207,742 Derivative financial assets for hedging - 531,038 - 531,038 Total ₩ 2,838,049 880,088 1,118,135 4,836,272 Liabilities Borrowings ₩ - 11,081,578 - 11,081,578 Other financial liabilities Derivative financial liabilities for hedging - 1,981 - 1,981 Total ₩ - 11,083,559 - 11,083,559

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 66 (In millions of Korean won) December 31, 2025 Level 1 Level 2 Level 3 Total Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ - 107,644 - 107,644 Other financial assets Financial assets at fair value through profit or loss 3,562 64,237 706,758 774,557 Financial assets at fair value through other comprehensive income 2,044,434 5,319 373,524 2,423,277 Derivative financial assets for hedging - 315,537 - 315,537 Total ₩ 2,047,996 492,737 1,080,282 3,621,015 Liabilities Borrowings ₩ - 9,722,743 - 9,722,743 Other financial liabilities Financial liabilities at fair value through profit or loss - 432 105,378 105,810 Derivative financial liabilities for hedging - 13,862 - 13,862 Total ₩ - 9,737,037 105,378 9,842,415

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 67 (3) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements 1) Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements. 2) Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements. Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows for the six-month periods ended June 30, 2026 and 2025: (In millions of Korean won) 2026 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 706,758 373,524 105,378 Acquisition 30,108 3,528 - Transfer 374 1,587 - Changes in consolidation scope (468) - - Disposal (4,743) (1,920) (109,960) Amount recognized in profit or loss 21,397 (112) 4,582 Amount recognized in other comprehensive income - (11,898) - Ending balance ₩ 753,426 364,709 - (In millions of Korean won) 2025 Financial assets Financial liabilities Financial assets at FVTPL Financial assets at FVOCI Financial liabilities at FVTPL Beginning balance ₩ 842,612 342,830 132,011 Acquisition 20,673 100,000 - Transfer (3,245) (108) - Disposal (44,461) (1,157) (381) Amount recognized in profit or loss (33,165) 49 (17,254) Amount recognized in other comprehensive income - (1,167) - Ending balance ₩ 782,414 440,447 114,376

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 68 (4) Valuation Techniques Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2026 and December 31, 2025, are as follows: (In millions of Korean won) June 30, 2026 Fair value Level Major valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 100,985 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 996,507 2,3 DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model Financial assets at fair value through other comprehensive income 369,693 2,3 DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model Derivative financial assets for hedging 531,038 2 DCF Model Liabilities Borrowings 11,081,578 2 DCF Model Other financial liabilities Derivative financial liabilities for hedging 1,981 2 DCF Model

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 69 (In millions of Korean won) December 31, 2025 Fair value Level Major valuation techniques Assets Trade and other receivables Financial assets at fair value through other comprehensive income ₩ 107,644 2 DCF Model Other financial assets Financial assets at fair value through profit or loss 770,995 2,3 DCF Model, Adjusted Net Asset Model, Backsolve Model, T-F Model Financial assets at fair value through other comprehensive income 378,843 2,3 DCF Model, Hull-White model, LSMC model, Backsolve Model, T-F Model Derivative financial assets for hedging 315,537 2 DCF Model Liabilities Borrowings 9,722,743 2 DCF Model Other financial liabilities Financial liabilities at fair value through profit or loss 105,810 2,3 Binomial Option Pricing Model Derivative financial liabilities for hedging 13,862 2 DCF Model (5) Valuation Processes for Fair Value Measurements Categorized Within Level 3 The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries Notes to the Condensed Consolidated Interim Financial Statements As at June 30, 2026 and 2025 (Unaudited) , and December 31, 2025 70 31. Events After the Reporting Period (1) The Group issued a debenture after the end of the reporting period, and the details are as follows. (In thousands of foreign currencies) Type Issue date Foreign currency Annual interest rates Maturity 2026 Global July 13, 2026 USD 500,000 4.625% Jan 13, 2030 (2) The Group decided on a quarterly dividend at the Board of Directors dated Jul 14, 2026, and the details are as follows. Type Details Dividend per share ₩ 600 (Total dividend: ₩ 142,579 million) Dividend yield 1.09% Dividend report date Jul 29, 2026 Dividend pay date Aug 13, 2026 (3) After the reporting date, the Personal Information Protection Commission imposed an administrative fine on the Group in connection with a personal data breach and unauthorized small-amount payment transactions. As this event provides evidence of conditions that existed as of June 30, 2026, the related impact has been reflected in these interim financial statements. (4) The Group established AI Media Broadcasting Co., Ltd. on May 4, 2026. Subsequently, on July 2, 2026, the Group sold all shares of the newly established entity to a third party for ₩ 9,500 million. The transaction is expected to generate a gain on disposal of assets held for sale of ₩ 7,074 million, which has not been recognized in the interim financial statements. (5) On July 23, 2026, the Board of Directors of KT Genie Music Co., Ltd., a subsidiary of the Group, approved a share consolidation to maintain an appropriate number of shares in circulation, promote share price stability, and enhance corporate value.